UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

KLM ROYAL DUTCH AIRLINES

(Name of Subject Company)

KLM ROYAL DUTCH AIRLINES

(Name of Person Filing Statement)

Common shares, par value €2 per share

(Title of Class of Securities)

482516309

(CUSIP Number of Class of Securities)

Jan Ernst de Groot

KLM Royal Dutch Airlines

55 Amsterdamseweg

Amstelveen

The Netherlands

+31 20 649 5137

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies To:

Jean-Marc Bardy Air France 45, rue de Paris 95747 Roissy-CDG Cedex France +33 1 41 56 78 00	Paul D. Burns Allen & Overy One New Change London EC4M 9QQ United Kingdom +44 20 7330 4668	Daniel P. Cunningham Allen & Overy 1221 Avenue of the Americas 21st floor New York, NY 10020 USA (212) 610 6427	Thomas N. O’Neill III Linklaters 25, rue de Marignan 75008 Paris France +33 1 56 43 56 43	William B. Hobbs Linklaters 1345 Avenue of the Americas 19th floor New York, NY 10105 USA (212) 424 9000

[    ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

The name of the subject company is Koninklijke Luchtvaart Maatschappij N.V., or, in English, KLM Royal Dutch Airlines, a public limited liability stock corporation organized under the laws of the Netherlands (KLM). KLM’s principal executive offices are located at Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands. The telephone number of its principal executive offices is +31 20 649 9123.

The title of the class of the equity securities to which this Schedule 14D-9 relates is KLM’s common shares, par value €2 per share (KLM common shares), which may be in the form of ordinary shares (KLM ordinary shares) or New York registry shares (KLM New York registry shares). As of March 31, 2004, there were 46,809,699 KLM common shares outstanding, including 2,621,542 KLM common shares held by KLM.

Item 2.    Identity and Background of Filing Person.

The filing person’s name, business address and business telephone number are set forth in Item 1 above.

This Schedule 14D-9 relates to the tender offer (the Offer) by société Air France, a société anonyme incorporated under the laws of France (Air France), to exchange:

•	11 Air France shares and 10 Air France warrants for every 10 KLM ordinary shares, and

•	11 Air France American Depositary Shares (Air France ADSs), each of which will represent one Air France share, and 10 Air France American Depositary Warrants (Air France ADWs), each of which will represent one Air France warrant, for every 10 KLM New York registry shares.

The Offer is being made pursuant to a framework agreement, dated October 16, 2003 (the Framework Agreement), by and between KLM and Air France. The Offer is described in the Tender Offer Statement on Schedule TO, together with the exhibits thereto (as amended or supplemented from time to time, the Schedule TO), filed by Air France with the Securities and Exchange Commission (the SEC) on April 5, 2004.

According to the Prospectus, dated April 5, 2004 (the Prospectus), contained in the Registration Statement on Form F-4 (the Form F-4) filed by Air France with the SEC on April 5, 2004, the principal executive offices of Air France are located at 45, rue de Paris, 95747 Roissy CDG Cedex, France.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Except as described in or incorporated by reference into this Schedule 14D-9, to KLM’s knowledge there are no agreements, arrangements or understandings or actual or potential conflicts of interest between KLM or its affiliates and (1) KLM, its executive officers, directors or affiliates or (2) Air France, its executive officers, directors or affiliates. For a description of certain interests of members of KLM’s supervisory board and management board in the Offer as well as certain potential conflicts of interest, please see “Terms of the Transaction—Interests of KLM Supervisory Board and KLM Management Board in the Offer and the Combination” in the Prospectus, which is incorporated by reference into this Schedule 14D-9.

The Framework Agreement

The summary of the Framework Agreement and the description of the conditions of the Offer contained in the sections titled “Summary of the Framework Agreement” and “The Offer—Conditions to Completion of the Offer,” in the Prospectus are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Framework Agreement, which has been filed as Exhibit (d)(1) to the Schedule TO, and is incorporated herein by reference.

KLM Securities held by KLM Supervisory Board and Management Board Members

No member of the KLM supervisory board held any KLM securities as of the date of this Schedule 14D-9. As of the date of this Schedule 14D-9, no member of the KLM management board held any KLM Securities other than employee stock options. KLM has granted employee stock options on an annual basis to members of the KLM management board since 1994.

The current and former members of the KLM management board had the following positions with respect to options on KLM common shares as of the date of this Schedule 14D-9:

Member/year of grant	Options granted (number of shares that can be obtained)	Exercise price per share (in euro)	Expiration date	Number of options exercised	Balance as of March 31, 2004
L.M. van Wijk
1999	25,500	30.26	October 15, 2004	—	25,500
2000	25,000	37.70	October 21, 2005	—	25,000
2001	25,000	23.45	October 20, 2006	—	25,000
2002	25,000	14.69	October 19, 2007	—	25,000
2003	25,000	7.44	June 30, 2008	—	25,000

Total	125,500			—	125,500

P.F. Hartman
1999	25,500	30.26	October 15, 2004	—	25,500
2000	25,000	37.70	October 21, 2005	—	25,000
2001	25,000	23.45	October 20, 2006	—	25,000
2002	25,000	14.69	October 19, 2007	—	25,000
2003	25,000	7.44	June 30, 2008	—	25,000

Total	125,500			—	125,500

C. van Woudenberg
1999	25,500	30.26	October 15, 2004	—	25,500
2000	25,000	37.70	October 21, 2005	—	25,000
2001	25,000	23.45	October 20, 2006	—	25,000
2002	25,000	14.69	October 19, 2007	—	25,000
2003	25,000	7.44	June 30, 2008	—	25,000

Total	125,500			—	125,500

Member/year of grant	Options granted (number of shares that can be obtained)	Exercise price per share (in euro)	Expiration date	Number of options exercised	Balance as of March 31, 2004

R.A. Ruijter
2001	25,000	23.45	October 20, 2006	—	25,000
2002	25,000	14.69	October 19, 2007	—	25,000
2003	25,000	7.44	June 30, 2008	—	25,000

Total	75,000			—	75,000

R.J.N. Abrahamsen (former member)
1999	25,500	30.26	October 15, 2004	—	25,500
2000	25,000	37.70	October 21, 2005	—	25,000

Total	50,500			—	50,500

As of the date of this Schedule 14D-9, the members of KLM’s management board held employee options to purchase an aggregate of 451,500 KLM common shares, of which 351,500 had vested. Options granted in 2003 are subject to a three-year vesting period. All other options granted to the members of KLM’s management board by KLM since 1999 are exercisable, subject to applicable regulations on the prevention of insider trading. No member of KLM’s management board will exercise any such option during the offer period or the subsequent offering period.

KLM plans to grant additional employee options that relate to the financial year ending March 31, 2004 to members of the KLM management board in June, 2004, pursuant to existing employment contracts. Under the Framework Agreement, KLM has agreed to suspend the grant of employee stock options in the future.

On February 18, 2004, after discussions with Air France, KLM informed all holders of KLM employee options and KLM stock appreciation rights of its intention to exchange:

•	all KLM employee options outstanding prior to the execution of the Framework Agreement for options to purchase Air France shares, and

•	all KLM stock appreciation rights for stock appreciation rights related to Air France shares.

The exchange of employee options and stock appreciation rights was discussed in the KLM supervisory board meeting of March 10, 2004 and has been agreed by Air France and KLM.

For further information regarding the exchange of KLM employee stock options for options to purchase Air France shares, please see “Interests of KLM Supervisory Board and KLM Management Board in the Offer and the Combination—Treatment of Stock Options—Employee Options” in the Prospectus, which is incorporated herein by reference.

Directors’ and Officers’ Insurance

Neither the Framework Agreement nor KLM’s articles of association contain provisions for the indemnification of members of the KLM management board or supervisory board.

KLM maintains insurance policies under which the members of the KLM management board and KLM supervisory board are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, to which they may be parties by reason of being or having been members of the KLM management board or KLM supervisory board.

Employment Arrangements

KLM Management Board

Prior to the execution of the Framework Agreement, Air France and its advisors and Mr. Leo van Wijk, president and Chief Executive Officer of KLM, discussed modifications of the employment arrangements of members of the KLM management board (including Mr. van Wijk, Mr. Peter Hartman, Chief Operations Officer of KLM, Mr. Cees van Woudenberg, Chief Human Resources Officer of KLM, and Mr. Robert Ruijter, Chief Financial Officer of KLM) upon the completion of the combination. For further information concerning these employment arrangements, please see “Terms of the Transaction—Interests of KLM Supervisory Board and KLM Management Board in the Offer and the Combination—Employment Arrangements” in the Prospectus, which is incorporated herein by reference.

Air France Board of Directors

In the Framework Agreement, Air France and KLM agreed that, upon or as soon as practicable following completion of the Offer, the board of directors of Air France will include:

•	the chief executive officer of KLM;

•	a director designated by the State of the Netherlands; and

•	two directors proposed by the KLM supervisory board.

On October 22, 2003, the KLM supervisory board resolved to propose to Air France that Floris Maljers, the chairman of the KLM supervisory board, and Cornelis van Lede, the vice chairman of the KLM supervisory board, be appointed as members of the Air France board of directors.

For further information regarding the composition of the board of directors of Air France following completion of the Offer, please see “Summary of the Framework Agreement—Corporate Governance and Organization—Air France Management” in the Prospectus, which is incorporated herein by reference.

Strategic Management Committee

The Framework Agreement provides that Air France and KLM will establish and maintain a strategic management committee for a three-year period following completion of the Offer. The strategic management committee will consist of eight members, four of which will be KLM representatives. On March 10, 2004, the KLM supervisory board resolved to propose to Air France that the current four members of the KLM management board, Mr. van Wijk, Mr. Hartman, Mr. van Woudenberg and Mr. Ruijter, be appointed to the strategic management committee. For information regarding composition of the strategic management committee, please see “Summary of the Framework Agreement—Corporate Governance and Organization—Strategic Management Committee” in the Prospectus, which is incorporated herein by reference.

Other Agreements

KLM is a party to a number of ordinary course commercial agreements with Air France, relating to, among other things, ground engineering assistance and the exterior painting and weighing of aircraft. Such agreements are entered into by both KLM and Air France with airlines throughout the world in the ordinary course of their businesses. Each of these agreements was entered into on an arm’s-length basis in circumstances unrelated to the Framework Agreement, the Offer and the proposed business combination. None of such agreements is individually, nor are such agreements in the aggregate, material to KLM or Air France.

Item 4.    The Solicitation or Recommendation.

Recommendation of the KLM Management Board and the KLM Supervisory Board

At a meeting on March 9, 2004, the KLM management board concluded that the Offer was in KLM’s best interests, unanimously approved the Offer and recommended that the KLM supervisory board (1) approve the Offer, and (2) recommend the Offer to the holders of KLM common shares. At a meeting on March 10, 2004, the KLM supervisory board concluded that the Offer was in the best interests of KLM and its shareholders, unanimously approved the Offer and recommended that the holders of KLM common shares accept the Offer and tender their KLM common shares in the Offer.

Accordingly, the KLM management board and the KLM supervisory board recommend that holders of KLM common shares accept the Offer and tender their shares pursuant to the Offer.

Background to the Offer and the Combination

In recent years, the European economic environment has changed as a result of the advent of the European Union and the creation of a single European market. These changes caused Air France and KLM to believe that new opportunities existed for strategic development in the European airline industry. In the fall of 2001, and in the aftermath of the breakdown of the KLM-Alitalia alliance, which allowed KLM to talk to other potential partners, Air France and KLM decided to initiate discussions on a possible far-reaching commercial cooperation aimed at the admission of KLM to the SkyTeam alliance and the building of a long-term strategic bilateral alliance between Air France and KLM.

Beginning in early 2002, and parallel to the discussions between KLM and Air France, KLM held preliminary discussions with British Airways about a possible commercial cooperation, including a commercial cooperation between KLM and members of the Oneworld alliance. In November 2002, KLM and British Airways began to explore further details regarding such commercial cooperation. However, after KLM and British Airways exchanged their views on such cooperation, the frequency of contacts between KLM and British Airways decreased. By September 17, 2003, when KLM issued a press release in which it confirmed that detailed discussions regarding a possible commercial cooperation between KLM and Air France had reached an advanced stage, discussions between KLM and British Airways had ended. There have been no further discussions between KLM and British Airways on this subject since that time.

During the period from January to June 2002, Air France’s representatives and representatives of KLM met several times to discuss the potential terms of their commercial cooperation and to identify potential synergies that could be derived from it. In July 2002, each company’s negotiating team (made up of its CEO and several other members of senior management) presented to its board of directors, management board and supervisory board, as applicable, the main terms and key elements of the potential commercial cooperation between Air France and KLM. This cooperation was foreseen as a gradual process that would evolve from a code-sharing agreement to an integrated joint-venture between the two airlines.

On July 29, 2002, the French State officially announced its decision to reduce its shareholding in Air France, as soon as market conditions would permit, and to retain less than 20% of the shares and voting rights in Air France.

On August 23, 2002, Air France’s SkyTeam alliance partner Delta Air Lines signed a 10-year commercial agreement with Continental Airlines and Northwest Airlines (the latter being an important strategic partner of KLM), including arrangements for code-sharing, frequent flyer program and airport lounge reciprocity, and convenient schedule connections between these three U.S. carriers. This commercial agreement was subject to the satisfaction of several conditions, among them the need to obtain formal consent from the European partners of the three U.S. carriers, including Air France, KLM and Alitalia. In August 2002 and March 2003, respectively, Air France and KLM consented to the commercial agreement with respect to U.S. domestic cooperation. Air

France also informed Alitalia of the on-going discussions between Air France and KLM relating to possible long-term commercial cooperation in August 2002.

On September 7, 2002, Dominique Patry, Air France’s Director of International Business and Alliances, described to KLM’s representatives the cooperation process that Air France envisaged.

On October 21, 2002, during a meeting of SkyTeam members in New York City at which Northwest Airlines and Continental Airlines were also present, representatives of Delta Air Lines and Northwest Airlines encouraged their European partners, Air France, KLM and Alitalia, to undertake cooperation similar to that which the U.S. airlines were pursuing among themselves.

During the SkyTeam governing board meeting held in Venice on November 13-14, 2002, Alitalia and Air France, together with the other SkyTeam alliance members, passed a resolution in principle to admit Northwest Airlines and Continental Airlines to SkyTeam.

On November 27, 2002, Jean-Cyril Spinetta, chairman and chief executive officer of Air France, and Pierre-Henri Gourgeon, chief operating officer of Air France, met in Paris with Mr. van Wijk, and Floris Maljers, chairman of the KLM supervisory board. Messrs. van Wijk and Maljers inquired as to whether a privatization of Air France would indeed proceed and whether Air France wished to pursue the negotiations regarding a combination of some or all of the business and operations of the two companies. Messrs. Spinetta and Gourgeon emphasized the French State’s statement of July 29, 2002 regarding the privatization and stated that Air France, through its financial advisor, Lazard Frères, would propose a structure to KLM in January 2003 regarding such a potential business combination.

On December 19, 2002, Mr. Spinetta arranged a meeting with Mr. van Wijk. The two men decided that the gradual approach noted previously would not be workable and that Air France and KLM should move directly towards a global solution.

On January 30, 2003, Lazard Frères, on behalf of Air France, met with Mr. van Wijk, Mr. Ruijter, and Dave Del Canho, KLM head of corporate strategy and business development, at KLM’s head offices in Amstelveen to hold discussions about possible enhanced cooperation between Air France and KLM. In the meeting, Lazard proposed, on behalf of Air France, on a preliminary basis and without any financial valuation of Air France and KLM, a dual listed company structure in order to combine Air France’s and KLM’s operations. Pursuant to this proposed structure, Air France and KLM would exchange interests in their operational subsidiaries, while keeping the two parent companies separate, with Air France remaining listed on Euronext Paris and KLM remaining listed on Euronext Amsterdam and the New York Stock Exchange. In addition, KLM would become a full member of the SkyTeam alliance, entitled to all commercial and industrial benefits of the alliance. However, the proposed structure also raised a number of issues, of which the most significant related to corporate governance arrangements, the complexity of the structure and future access to the capital markets.

On February 4, 2003, during a dinner in Amstelveen with members of Air France senior management, Messrs. Van Wijk, Ruijter, Cees van Woudenberg, KLM’s chief human resources officer, and Peter Hartman, KLM’s chief operations officer, and other KLM representatives confirmed KLM’s interest in further discussing the business rationale and contours of such an enhanced cooperation with Air France.

On March 6, 2003, at the request of Air France, Lazard Frères met with Messrs. van Wijk and Ruijter and other members of KLM senior management in Amstelveen to discuss the corporate governance arrangements that could apply to such a combination. Air France’s advisors conveyed Air France’s preliminary views regarding the possible organization and operation of the dual listed company structure contemplated by Air France and KLM.

On March 17, 2003, in a meeting requested by Air France, members of Air France management and other representatives of Air France and the KLM management board agreed to study this structure further and to determine a possible timetable for reaching an agreement. After a preliminary review of the legal, tax, commercial, regulatory and operational constraints, Air France and KLM agreed that they would try to reach agreement on a preliminary memorandum of understanding for the proposed closer relationship by July 2003.

In subsequent meetings with representatives of the Ministry of Transport, Public Works and Water Management, the Ministry of Foreign Affairs and the Ministry of Economic Affairs held in April, May and June 2003, KLM discussed the proposed dual listed company structure involving Air France as it existed on the respective dates of such meetings in different stages of the ongoing discussions between Air France and KLM, and its potential implications.

During April and May 2003, the Air France and the KLM working groups and their respective legal and financial advisors met to exchange their views on various regulatory, tax and legal issues, to obtain a better understanding of the implications of the different proposed variations on the dual listed company structure and to jointly define a working timetable.

At that stage, Air France and KLM were still developing the outline for the dual listed company structure, and the working groups exchanged ideas to address the most significant issues identified on January 30, 2003 regarding corporate governance and the complexity of the dual listed company structure, as well as tax-related issues. The assumption which formed the basis for these discussions was that the cross-shareholding that KLM and Air France would hold in each other’s operating subsidiaries would be fixed at 50% of the total share capital, minus one share. However, to reflect the fact that the total value of Air France’s contribution to the combination would be greater than the total value of KLM’s contribution, Air France proposed that, in addition to its stake in KLM’s operational subsidiary, it would hold a direct stake in the KLM holding company. Through this so-called equalization stake, Air France would be compensated for the fact that it contributed more than 50% of the total value of the combination, while only receiving a stake of 50% in each operating company.

The discussion of the working groups focused on the legal character of Air France’s equalization stake in the KLM holding company. In order to protect KLM’s air traffic rights, Air France could not legally hold the majority of the voting rights in KLM. However, the working groups operated on the assumption that the difference in value between Air France’s and KLM’s contribution to the combination would justify an equalization stake that would be greater than 50%. The working groups explored ways in which Air France’s equalization stake might entitle it to the economic benefits necessary to compensate it for its greater contribution to the transaction without entitling it to corresponding voting rights. The discussion focused solely on the possible mechanisms to differentiate between economic rights and voting rights. Commercial terms of a proposed transaction were not discussed in these meetings.

In the course of these meetings, the working groups also discussed corporate governance and tax-related issues. To address the issue of corporate governance in the dual listed company structure, Air France proposed to introduce a strategic management committee to facilitate unity of strategic management decisions. With respect to the tax issues, the working groups explored how cross border payment of tax on dividends with respect to the cross shareholding could be avoided, in order for Air France to retain the ability to distribute dividends providing certain beneficiaries the right to a French dividend tax credit, known as the avoir fiscal. Several potential solutions, including dividend routing by means of the introduction of different classes of shares or by means of a profit pooling agreement, were discussed by the working groups.

On May 7, 2003, based on the work performed by KLM’s representatives during the previous months, the KLM supervisory board gave its approval to the KLM management board to commence more detailed negotiations regarding the dual listed company structure with Air France.

On May 8, 2003, KLM announced the implementation of a structural cost savings program aimed at improving its operating income and reducing the number of its employees. In order to effect this program, the businesses of KLM have been and will continue to be restructured. KLM has provided more information on its restructuring plan in its current reports under cover of Form 6-K furnished to the Commission on December 30, 2003 and March 10, 2004.

On May 19, 2003, Messrs. van Wijk, Ruijter and Maljers met with Messrs. Spinetta, Gourgeon and Calavia in Paris to discuss their views on the process and the ways to take the negotiations forward.

On June 23, 2003, Mr. Calavia and Louis Bedoucha, Air France’s vice president for investment strategy, met with Messrs. Ruijter and Del Canho and other KLM representatives in Amstelveen, together with their respective legal advisors and Lazard Frères to discuss various aspects of the dual listed company structure (including legal, accounting, regulatory and tax aspects). During the meeting, the working groups discussed for the first time items to be considered in the context of the valuation of the companies. Air France indicated that Air France would have to exclude certain assets from their combined operations and obtain a direct ownership interest in KLM in order to offset the difference of market value between Air France and KLM. KLM agreed with the principle of this analysis, but Air France did not provide any details with respect to the level of assets to be excluded from the combined operations or with respect to Air France’s proposed direct ownership interest in KLM.

On June 30, 2003, Mr. van Wijk met with Dutch cabinet ministers from the Ministry of Transport, Public Works and Water Management, the Ministry of Finance, the Ministry of Foreign Affairs and the Ministry of Economic Affairs, to inform them of the status of discussions with Air France and to discuss a possible alliance between Air France and KLM that could, over time, lead to a combination of the two companies.

Subsequent additional meetings were held with representatives of the Dutch Ministry of Transport, Public Works and Water Management and the Ministry of Finance during July and August 2003. In several of these meetings, representatives of the Dutch Ministry of Foreign Affairs and the Ministry of Economic Affairs also participated.

On July 3, 2003, Messrs. Spinetta and Calavia met with Messrs. Van Wijk and Ruijter in Paris to discuss the financial terms of a possible combination between Air France and KLM. Based exclusively on public information and subject to further due diligence, Air France was ready to propose to KLM a three-step transaction. In a first step, Air France and KLM would each hold a 50% interest in Air France and KLM operating subsidiaries. In addition, Air France would hold a 52% direct ownership interest in KLM and would not contribute certain of its assets (to be defined later) to the combined operations. In order to safeguard KLM’s traffic rights, Air France was prepared, during an intermediary second step, to hold some of its voting rights in KLM indirectly. In a third step, Air France would launch an exchange offer for KLM. With respect to the third step, no financial terms were given to KLM by Air France.

On July 4, 2003, Lazard Frères, on behalf of Air France, communicated the financial terms described above in writing to Mr. van Wijk. The terms communicated to Mr. van Wijk also indicated that Air France requested a response from KLM before the next Air France board meeting, which was scheduled for July 10, 2003.

On July 9, 2003, Mr. van Wijk telephoned Mr. Spinetta to discuss the financial terms discussed on July 3, 2003. Mr. van Wijk informed Mr. Spinetta that the proposal was not satisfactory to KLM for various reasons. Mr. van Wijk explained that a transaction solely based on the market value of Air France and KLM would not be acceptable to KLM, as the equity stake to which the KLM shareholders would be entitled in such a transaction would not allow them to benefit from the synergies produced by the combined operations of Air France and KLM on a basis in proportion with KLM’s contribution to such synergies. Therefore, Mr. van Wijk told Mr. Spinetta that the direct ownership of Air France in KLM would have to be limited to 44%. In addition, Mr. van Wijk indicated that the second step of the transaction could be merged with the third step and that an exchange ratio for the exchange offer should be set from the outset.

On July 10, 2003, Mr. Spinetta presented to the Air France board of directors the status of the negotiations with KLM. After giving an overview of KLM, the Air France negotiating team presented the strategic rationale for a combination of Air France and KLM and the potential synergies calculated by the Air France and KLM working groups. At that point, Mr. Gourgeon presented the structure that was presented to Mr. van Wijk on July 3, 2003 and emphasized that, based on discussions with the KLM negotiating team, the current market value of KLM alone, without taking into account the value of synergies that KLM would contribute to the combination, could not form the basis of a transaction with Air France. Given the preliminary nature of the negotiations between Air France and KLM, the financial terms of the proposed structure were not discussed by the Air France board of directors. The Air France board of directors gave its approval to continue the negotiation process with KLM after raising some concerns, the most significant of which were the restructuring plan of KLM, the complexity of the organization stemming from the dual listed company structure and the impact of such discussions on the potential privatization of Air France.

Between July 10 and July 18, 2003, the negotiating teams of Air France and KLM discussed the possibility of excluding additional Air France assets from the value of the combined operations in the dual listed structure, resulting in a further decrease in the difference between the values of the assets contributed to the combination by Air France and KLM, allowing for a greater balance between equity interests and synergies.

On July 18, 2003, Mr. van Wijk met Mr. Spinetta in Geneva at the request of Mr. Spinetta, to discuss KLM’s counter-proposal. Air France and KLM acknowledged the difficulties that they had encountered up to this point with respect to a possible transaction based on a dual listed company structure with certain Air France assets not included in the combined operations and with an exchange ratio set from the outset. In addition, Mr. Spinetta and Mr. van Wijk shared their opinion regarding the complexity of such a structure. In light of these difficulties, Mr. Spinetta and Mr. van Wijk discussed for the first time a possible exchange offer by Air France, which would ultimately result in a single listed holding company having two operating companies as subsidiaries.

On July 21, 2003, Mr. Spinetta confirmed in writing to Mr. van Wijk their discussions on July 18, 2003 and proposed the preliminary terms of a possible exchange offer by Air France for all outstanding KLM common shares. In the letter, Mr. Spinetta explained that, subject to further due diligence, Air France would be ready to offer 19% of the combined entity to KLM’s current shareholders. The financial terms of this proposal were derived from a relative analysis of Air France’s and KLM’s share prices over a significant period of time, a comparison of market consensus earnings estimates, the view of financial analysts on both companies’ earnings and target prices, as well as expectations regarding synergies with KLM and the KLM restructuring program and a historical analysis of premia paid in the Netherlands as part of cross border exchange offers. On the same day, KLM engaged ABN AMRO Bank N.V. (ABN AMRO) to act as its financial advisor in connection with the proposed transaction.

On July 22, 2003, Mr. van Wijk met with representatives of the Ministry of Transport, Public Works and Water Management, the Ministry of Finance, the Ministry of Foreign Affairs and the Ministry of Economic Affairs of the Netherlands to further inform them of the status of discussions with Air France and to discuss a possible exchange offer by Air France for all outstanding KLM common shares.

On July 23, 2003, the KLM supervisory board gave its approval to continue the negotiation process.

On July 28, 2003, Mr. Spinetta presented to the French Finance Minister, as representative of the French State, Air France’s majority shareholder, the principal terms of the proposed combination of Air France and KLM, as then proposed by Air France.

On July 31, 2003, Messrs. Spinetta, Calavia and Gourgeon arranged a meeting with, among others, Messrs. van Wijk, Ruijter and van Woudenberg in Amstelveen to discuss Air France’s proposal dated July 21, 2003.

Mr. van Wijk told Mr. Spinetta that the ownership percentage proposed to KLM’s shareholders in the combined entity did not adequately reflect the level of synergies to be produced by KLM. Mr. Spinetta indicated that he understood Mr. van Wijk’s view and proposed to include warrants within the consideration to be exchanged for KLM common shares. The warrants would offer KLM shareholders a chance to benefit from the potential synergies while limiting the compensation to KLM shareholders if KLM experienced difficulties implementing the restructuring plan announced on May 8, 2003. In addition, the exercise of the warrants would lead to a capital increase of the combined entity. No financial terms were shared at this meeting, but Mr. van Wijk stated that in principle Mr. Spinetta’s proposal could prove to be acceptable to KLM.

On August 6, 2003, Air France and KLM met to discuss the terms of the warrants. The Air France negotiating team presented the new financial terms of an exchange offer by Air France for all outstanding KLM shares. Air France proposed to offer 11 Air France shares for 10 KLM common shares, reflecting the 19% interest in the combined entity previously offered on July 21, 2003. In addition, Air France proposed to offer around two-thirds of a warrant for each KLM share tendered, with each warrant carrying the right to subscribe or to acquire one Air France share at an exercise price of €18.50 per share and with a term of three years. On the basis of this proposal, Air France and KLM agreed that the financial discussions gave sufficient confidence to justify the parties moving to reciprocal due diligence and continuing work on the documentation required for the exchange offer.

On August 7, 2003, KLM confidentially notified the KLM works council of the proposed transaction.

Simultaneously, the Air France and KLM working groups and their respective advisors continued to negotiate the terms of a memorandum of understanding in respect of the proposed transaction.

On August 20, 2003, KLM met with representatives of the Ministry of Transport, Public Works and Water Management, the Ministry of Finance, the Ministry of Foreign Affairs and the Ministry of Economic Affairs and presented the main principles of the intended transaction structure.

During the last two weeks of August 2003 and the first week of September 2003, Air France and KLM organized documentary due diligence in Paris and Amsterdam with their legal and financial advisors.

On September 3, 2003, KLM submitted its request for advice on the proposed transaction to the KLM works council for its review and comment.

On September 5, 2003, Mr. Spinetta presented the terms of the ongoing negotiations to the French Finance Minister, who expressed no opposition to the negotiations.

On September 5, 2003, KLM confidentially provided limited information on the proposed transaction to representatives of the trade unions.

On September 9, 2003, Mr. van Wijk presented the same terms of the ongoing negotiations to the KLM supervisory board, which approved to continue the negotiations on that basis.

On September 11, 2003, Mr. Spinetta presented to the Air France board of directors the terms of the ongoing negotiations. After giving a general overview of KLM, Mr. Spinetta gave a detailed description of the KLM restructuring plan and Air France’s view of the plan. Mr. Spinetta also discussed the offer presented to the Air France board on July 10, 2003 and the exchange offer proposed to KLM on July 18, 2003 as possible alternatives. On the same day, KLM engaged Citigroup Global Markets Limited (Citigroup) to act as an additional financial advisor in connection with the proposed transaction.

On September 12, 2003, the Dutch state secretary (staatssecretaris) of the Ministry of Transport, Public Works and Water Management informed KLM of the initial position of the Dutch State regarding the main principles of the intended transaction structure as outlined in the meeting of August 20, 2003.

On September 12, 2003, KLM responded to questions it received from the KLM works council in response to its confidential request for advice.

On September 15, 2003, Mr. van Wijk sent a letter to the Dutch state secretary of the Ministry of Transport, Public Works and Water Management in reaction to the Dutch State’s initial position as communicated with KLM on September 12, 2003.

On September 15, 16 and 17, 2003, Messrs. Maljers, van Wijk and Jan Ernst de Groot, KLM general counsel and company secretary, among others, met with the representative appointed by the Dutch Cabinet to negotiate the assurances required by the State of the Netherlands with respect to network quality and corporate governance issues to the extent relevant for market access purposes.

On September 16, 2003, Mr. Spinetta made an informal presentation of the contemplated transaction to the French Commission des Participations et Transferts.

On September 17, 2003, the management of Air France presented to the Air France works council the main terms of the proposed transaction, as set out on August 6, 2003.

On September 17, 2003, the KLM management board gave the KLM supervisory board an update on the discussions with the State of the Netherlands and between Air France and KLM.

On September 20, 2003, Mr. van Wijk met with Dutch Prime Minister Jan-Peter Balkenende to inform him on the forthcoming combination between Air France and KLM.

On September 24, 2003, Mr. van Wijk and Mr. Gourgeon met with the representative appointed by the Dutch State to further negotiate the assurances required by the State of the Netherlands with respect to network quality and air political issues.

On September 24, 2003, KLM briefed in strict confidence the representatives of the trade unions on the status of the proposed transaction.

On September 29, 2003, the negotiation teams of Air France and KLM finalized the financial terms of the combination, including the exchange ratio and the terms of the Air France warrants. That evening, Mr. Spinetta presented to the Air France board of directors the contemplated combination, which they approved.

On September 29, 2003, the KLM management board and the KLM supervisory board resolved, based on their consideration of a number of factors, and subject to certain conditions, to endorse the combination, to enter into and execute an announcement protocol and, subject to the fulfillment of the conditions in the protocol, to enter into the Framework Agreement, and to recommend the offer to the holders of KLM common shares. Although the exchange ratio agreed between Air France and KLM implicitly valued KLM at significantly less than KLM’s net asset value, this was not a significant factor in the decision of the KLM management and supervisory boards as to whether to enter into the Framework Agreement. In recent years, most traditional airlines have had a market capitalization that has on average been below their net asset value, and KLM has in recent years been valued by the market at a significantly larger discount to net asset value than most other European airlines, presumably as a consequence of KLM’s weaker strategic position given its small home market in the Netherlands and its long-standing lack of a strong European partner. The negotiations between Air France and KLM relating to the exchange ratio were consistently based on the relative values of the two companies as reflected in their respective market capitalizations rather than their net asset value. KLM’s management and supervisory boards agreed to accept Air France’s offer at a significant discount to KLM’s net asset value after they reviewed all of the strategic options available to KLM, including remaining an independent company, and concluded that at that time there was no superior strategic alternative to the combination.

On September 29 and 30, 2003, further negotiations between Air France, KLM and representatives of the Ministry of Transport, Public Works and Water Management and the Ministry of Finance took place.

On September 30, 2003, the KLM works council sent a letter to the KLM management board indicating that the works council was considering its advice on the basis of a number of conditions.

On September 30, 2003, KLM informed the Dutch Merger Committee (Sociaal Economische Raad) about the proposed transaction.

On September 30, 2003, Air France and KLM entered into an announcement protocol and issued a press release announcing publicly that they expected to conclude an agreement with respect to the proposed combination.

On September 30, 2003, the Dutch state secretary of the Ministry of Transport, Public Works and Water Management announced in a press conference that the Dutch Cabinet welcomed and, on the basis of agreed assurances, approved the combination of Air France and KLM, subject to forthcoming agreement between the Treasury Department of the French State and the Ministry of Finance of the State of the Netherlands relating to a tax issue arising in connection with the place of effective management of the combined group following the transaction.

On October 2, 7, 9, 14 and 15, 2003, extensive consultation meetings between KLM and its trade unions took place.

On October 2, 2003, KLM responded to additional questions it received from the KLM works council in response to its confidential request for advice, and on October 3, 2003, KLM submitted the final version of its request for advice on the proposed transaction to the KLM works council. On October 10, 2003, KLM received the preliminary advice of the KLM works council.

On October 13, 2003, the final terms of the combination, set forth in the Framework Agreement, were approved by the Air France board of directors.

On October 13 and 14, 2003, extensive meetings between KLM and the KLM works council took place. On October 15, 2003, the KLM works council issued its qualified positive advice regarding the transaction contemplated, in terms satisfactory to Air France and KLM.

On October 16, 2003, the French State and the State of the Netherlands entered into a declaration of understanding in which they committed themselves, among other matters, to negotiate and conclude, before April 1, 2004, a bilateral tax treaty in order to guarantee the right of the Netherlands to tax the present and future air transport activities of the existing KLM enterprise or any of its successors.

On October 16, 2003, Air France and KLM, together with the other parties involved, entered into the Framework Agreement and its schedules, and Air France and KLM announced the proposed Offer.

Reasons for the KLM Management Board’s and the KLM Supervisory Board’s Recommendation

In making its decision that KLM should enter into the combination and the Framework Agreement and its recommendations to the KLM supervisory board and to holders of KLM common shares, the KLM management board considered a number of factors, including potential risks and expected benefits to KLM that could result from the Offer and the related combination of the businesses of KLM and Air France (the combined group). The factors that the KLM management board considered included, among others, the following:

•	KLM operating and financial condition: the financial condition, assets, results of operations, business and prospects of KLM as an independent company, and the risks and potential benefits involved in continuing as an independent company,

•	Air France operating and financial condition: the financial condition, assets, results of operations, business and prospects of Air France,

•	Offer terms: the terms of the Offer, including the exchange ratio of Air France shares and Air France warrants for KLM common shares and the relationship between the percentage of the combined company to be owned by former KLM shareholders and the contribution of KLM to the combined company’s operations, assets and financial results,

•	Opinions of financial advisors: the opinions received from ABN AMRO Bank N.V. and Citigroup Global Markets Limited, KLM’s financial advisors in connection with the Offer, to the effect that as at September 29, 2003, the exchange ratio was fair, from a financial point of view, to holders of KLM ordinary shares and of KLM New York registry shares,

•	Changes in the airline industry globally and the European environment: the belief that the expected return to normal air traffic growth, which was disrupted by the events of September 11, 2001, the enlargement of the European Union, which is expected to include approximately 445 million inhabitants by May 2004, and recent developments in the European regulatory framework have created an opportunity for establishment of a transnational European airline that more closely reflects the new structure of Europe and better serves the single European market,

•	Complementary commercial presences of Air France and KLM: the benefits that may arise from combining the complementary features of Air France’s and KLM’s businesses, including their hubs at Roissy-CDG and Schiphol airports (both with growth potential), long-haul and medium-haul destinations for passenger operations, network coverage of major global cargo flows, and maintenance, repair and overhaul expertise and capabilities, all of which are expected to result in cost savings and revenue increases for the combined group, and the positive effect that the combination of Air France’s and KLM’s commercial presences is expected to have on the cost and availability of future financing for the combined group, including the financing of aircraft and engines,

•	Synergies: the KLM management board’s expectation that cost savings and revenue-increasing synergies may be realized following the Offer through, among other things, network optimization, increased efficiency in the use of assets (especially for passenger operations and the cargo business), improved offerings in the maintenance business, cost savings in the fields of procurement, sales and distribution, maintenance and information technology and the optimization and harmonization of other activities, such as simulator utilization and joint purchasing of goods,

•	KLM’s expected admission into SkyTeam: the expectation that KLM, subject to completion of the Offer (or completion of the Offer not occurring as a consequence of certain events beyond KLM’s control) and KLM’s fulfilling the SkyTeam admission criteria, will be admitted as a member of the SkyTeam alliance,

•	Commitments of the French State and the State of the Netherlands to the combination: the commitments made by the French State and the State of the Netherlands to support the combination, including:

■	signing an intergovernmental declaration of understanding acknowledging the importance of Roissy-CDG and Schiphol airports to the combined group and declaring that they will give due consideration to the combined group when formulating airport policy and, more broadly, civil aviation policy,

■	agreeing to provide mutual assistance in the event of major difficulties with non-E.U. countries, particularly where traffic rights of the combined group could be jeopardized due to changes in capital structure or in the event of obstacles to commercial market access,

■	agreeing to the reduction of their respective holdings in Air France and KLM, as follows:

–	the commitment of the French State to reduce its equity participation in Air France to less than 20% as soon as market conditions permit,

–	the commitment of the State of the Netherlands to reduce its equity participation in KLM by a similar proportion, and

■	agreeing to negotiate and conclude a bilateral tax treaty before April 1, 2004, guaranteeing the right of the State of the Netherlands to tax the present and future air transport activities of KLM or any successor entity,

•	Corporate governance and structure of the combined group: the belief that KLM will be fairly represented in the corporate governance and structure that Air France and KLM have agreed will be established for the combined group, including in the Air France board of directors and, for the first three years after completion of the Offer, in the strategic management committee within the combined group,

•	Listing of Air France shares in Amsterdam and New York: the fact that, in addition to its current listing on Euronext Paris, Air France has applied to list its shares and warrants on Euronext Amsterdam and the Air France ADSs and Air France ADWs on the NYSE,

•	No superior strategic alternatives: the belief of the KLM management board, based upon its review of other strategic alternatives available to KLM, including remaining an independent company, that the Offer and the combination will, if successful, generate higher value for the holders of KLM common shares than other strategic alternatives available to KLM,

•	Air traffic rights protection and other assurances: the fact that, in the Framework Agreement, Air France and KLM agreed to provisions and mechanisms intended to preserve the long-term interests of KLM and Air France and in particular to preserve the specific interests of KLM through the assurances, the establishment of the KLM Assurances Foundation and governance arrangements, as follows:

■	The assurances:

–	Assurances to the State of the Netherlands: Air France and KLM have granted assurances to the State of the Netherlands, the majority of which have a term of eight years and some of which have a term of five years, to preserve the network quality of KLM at Schiphol airport, which, according to the State of the Netherlands, is a matter of public interest for the Netherlands, while also taking into account the best interests of the combined group and its shareholders,

–	Assurances by Air France to KLM: Air France has undertaken to adhere to assurances granted by Air France to KLM, which assurances have a term of five years but will be reviewed three years after completion of the Offer and which are intended to preserve the long-term interests of KLM and Air France while also taking into account the best interests of the combined group and its shareholders. These assurances relate to, among other things, human resources, networks and hubs, cargo networks and hubs, engineering and maintenance and the safeguarding of the KLM brand and KLM’s Dutch identity,

■	KLM Assurances Foundation: Air France and KLM have agreed to establish the KLM Assurances Foundation to facilitate compliance with both sets of assurances. The KLM Assurances Foundation will have two committees that will, if requested to do so, render binding advice regarding possible contraventions of the assurances by Air France or KLM,

■	Governance arrangements: the fact that for three years following completion of the Offer Air France will hold no more than 49% of the voting rights in KLM and KLM will voluntarily remain subject to the “full structure regime” (volledig structuurregime) as set out in the Framework Agreement and, for three years following completion of the offer, subject to extension under certain circumstances, the State of the Netherlands will have an option to acquire 50.1% of the capital stock and voting rights in KLM if KLM’s air traffic rights are challenged under certain conditions,

•	Terms of transaction agreements: the terms of the Framework Agreement and ancillary documents, including the provisions in the Framework Agreement regarding the conditions to the making of the Offer and the consummation of the Offer, including the requirement that approval be received from antitrust and other authorities in the United States and Europe and the interim covenants regarding KLM’s operations between the signing of the Framework Agreement and consummation of the Offer,

•	Conditions of the KLM works council: the fact that the KLM works council has formulated conditions to its definitive advice in respect of, among other things, consultation rights relating to the future implementation of decisions currently set out in the Framework Agreement, and

•	Satisfactory outcome of due diligence: the fact that the outcome of the due diligence investigation into Air France was satisfactory.

In the course of its deliberations, the KLM management board also considered certain potentially negative factors relevant to the Offer and the combination, including:

•	the possibility that regulatory approvals necessary to consummate the Offer would not be received, or that conditions imposed by regulators to such approvals would not be able to be met in a timely manner, if at all,

•	the fact that the exchange of KLM common shares pursuant to the Offer will reduce the number of holders of KLM common shares and the number of KLM common shares that might otherwise trade publicly and, depending upon the number of KLM common shares so exchanged (although Air France is obliged to declare the Offer unconditional if 70% or more of the total number of KLM common shares outstanding are tendered in the Offer (assuming all other exchange offer conditions are fulfilled), Air France may, at its sole discretion, declare the Offer unconditional if 50% or more of such shares are tendered in the Offer), could adversely affect the liquidity and market value of the remaining KLM common shares held by the public,

•	the risk that KLM will not meet the necessary SkyTeam admission criteria, even if the Offer is successful,

•	the risk that KLM’s air traffic rights could be successfully challenged by any country that is a party to a bilateral treaty with the State of the Netherlands which could result in the withdrawal of KLM’s operating authorization if KLM does not satisfy certain requirements regarding Dutch ownership and control,

•	the risk that Air France will not be privatized or will not be able to effect the hive-down of its business contemplated by the Framework Agreement, and

•	the possibility that the combined group could incur substantial costs as a result of the loss of key employees, potential difficulties involved in coordinating the business cultures and compensation structures of Air France and KLM and the need to implement, integrate and harmonize various business-specific operating procedures and systems.

The KLM supervisory board considered the same foregoing positive and negative factors in making its decision on September 29, 2003 to authorize the KLM management board to enter into and execute the Framework Agreement on KLM’s behalf.

In making its recommendations to the KLM supervisory board and to holders of KLM common shares, the KLM management board considered the positive and negative factors set forth above. In addition, the KLM management board considered certain factors which occurred after September 29, 2003, including:

•	the fact that all material regulatory approvals were received in terms satisfactory to Air France and KLM, and

•	the opinions received from ABN AMRO and Citigroup, KLM’s financial advisors in connection with the Offer, to the effect that, as at March 8, 2004, with respect to Citigroup’s opinion, and as at March 9, 2004, with respect to ABN AMRO’s opinion, the exchange ratio was fair, from a financial point of view, to holders of KLM ordinary shares and of KLM New York registry shares.

The KLM supervisory board considered the same foregoing factors in making its decisions to approve the Offer and recommend that holders of KLM common shares accept the Offer and tender their KLM common shares in the Offer.

In light of the number and variety of the factors, both positive and negative, considered by the KLM management board and the KLM supervisory board, the respective boards did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. Individual members of these boards may have given different weights to the various factors considered. After weighing all of the different factors, the KLM management board, in its meeting of March 9, 2004, and the KLM supervisory board, in its meeting of March 10, 2004, unanimously determined to recommend that KLM shareholders accept the Offer and tender their KLM common shares in the Offer.

Opinions of Financial Advisors to KLM

On September 29, 2003 and on March 9 and March 8, 2004, respectively, each of ABN AMRO and Citigroup delivered its written opinions to the KLM management board and, in the case of Citigroup, the KLM supervisory board, that, as at the respective dates, and based upon and subject to the factors and assumptions referred to in the opinion, the exchange ratio was fair, from a financial point of view, to the holders of the outstanding KLM common shares.

The full text of the written opinions of ABN AMRO and Citigroup are attached hereto as Annexes A through D. Each of ABN AMRO and Citigroup provided its opinions for the information and assistance of the KLM management board and, in the case of Citigroup, the KLM supervisory board in connection with its consideration of the transaction contemplated by the Framework Agreement. None of the ABN AMRO or Citigroup opinions constitutes a recommendation as to whether or not any holder of KLM common shares should tender his or her KLM common shares in connection with the Offer or how such shareholder should vote on any matter relating to the combination. We urge you to read each opinion in its entirety.

Opinions of ABN AMRO

KLM selected ABN AMRO to act as KLM’s financial advisor based on ABN AMRO’s qualifications, expertise, reputation, its experience in transactions similar to the Offer and its knowledge of the business and affairs of KLM. On September 29, 2003 and March 9, 2004, ABN AMRO delivered its written opinions to the members of the KLM management board to the effect that, as at those dates, the exchange ratio of

•	1.1 shares in the capital of Air France, with a nominal value of €8.50 per share, plus one Air France warrant entitling the holder thereof, under certain conditions, to acquire two shares in the capital of Air France, with a nominal value of €8.50 per share, per three warrants, for each tendered KLM ordinary share with a nominal value of €2.00 per share, and

•	1.1 ADSs, each representing one share in the capital of Air France, with a nominal value of €8.50 per share, plus one Air France ADW entitling the holder thereof, under certain conditions, to acquire two shares in the capital of Air France, with a nominal value of €8.50 per share, per three ADWs, for each tendered KLM ordinary share in registered form with a nominal value of €2.00 per share represented by certificates registered in New York, was fair to the holders of KLM common shares from a financial point of view.

Copies of the full text of ABN AMRO’s opinions dated as at September 29, 2003 and March 9, 2004, which set forth, inter alia, the assumptions made, matters considered and limitations on the review undertaken in connection with the opinions, are attached to this Schedule 14D-9 as Annex A and Annex C, respectively, and are incorporated by reference into this Schedule 14D-9. This summary of the opinions of ABN AMRO is qualified in its entirety by reference to the full text of the opinions. The engagement of ABN AMRO and the provision of its opinions were for the benefit of the KLM management board and ABN AMRO’s opinions were rendered to the KLM management board in connection with its consideration of the Offer. ABN AMRO’s opinions are directed only to the fairness, from a financial point of view, of the exchange ratio and do not address any other aspect of the Offer, such as the underlying business decision to enter into the Framework Agreement, or to recommend the Offer or its commercial merits. The opinions are not intended to be and do not constitute a recommendation to any holder of KLM common shares about whether such shareholder should tender shares in the Offer or how such shareholder should vote on any matter relating to the combination. KLM shareholders are urged to read each opinion of ABN AMRO in its entirety.

In connection with rendering its opinion of September 29, 2003 to the KLM management board, ABN AMRO:

•	reviewed certain publicly available business and financial information relating to KLM, including the annual accounts for the three consecutive years ending March 31, 2003, March 31, 2002, March 31, 2001 and the unaudited quarterly figures for the quarters ending December 31, 2002 and March 31, 2003,

•	reviewed certain publicly available business and financial information relating to Air France, including the annual accounts for the three consecutive years ending March 31, 2003, March 31 2002 and March 31, 2001,

•	reviewed certain internal financial forecasts in respect of the financial year ending March 31, 2004, and the years ending March 31, 2005 and March 31, 2006 relating to KLM, as prepared by senior management of KLM,

•	reviewed certain internal financial forecasts in respect of the financial year ending March 31, 2004, and the years ending March 31, 2005 and March 31, 2006 relating to Air France, as prepared by senior management of Air France,

•	reviewed the historical stock prices and trading volumes of the KLM ordinary shares and KLM New York registry shares, and of the Air France shares,

•	reviewed the financial terms of certain transactions ABN AMRO believed to be generally comparable to the Offer,

•	reviewed public information with respect to certain other companies ABN AMRO believed to be generally comparable to KLM and Air France, and

•	performed such other financial reviews and analysis, as ABN AMRO, in its absolute discretion, deemed appropriate.

In connection with rendering its opinion on March 9, 2004 to the KLM management board, ABN AMRO repeated the above, using updated information insofar as applicable and available and which updated information included:

•	KLM’s unaudited quarterly figures for the quarters ending June 30, 2003, September 30, 2003 and December 31, 2003,

•	Air France’s unaudited quarterly figures for the quarters ending June 30, 2003, September 30, 2003 and December 31, 2003,

•	a recent draft of certain internal financial forecasts in respect of the financial year ending March 31, 2005, updated against the forecasts reviewed in September 2003 relating to KLM, as prepared by senior management of KLM, and

•	a recent draft of certain internal financial forecasts in respect of the financial year ending March 31, 2004, and the years ending March 31, 2005 and March 31, 2006 updated against the forecasts reviewed in September 2003 relating to Air France, as prepared by senior management of Air France.

In rendering its opinions, ABN AMRO was provided with limited information with respect to KLM and Air France, and did not perform a due diligence review in relation to KLM or Air France. Moreover, in giving its opinions, ABN AMRO assumed and relied upon the truth, accuracy and completeness of the information, forecasts, data and financial terms provided to or reviewed by it, assumed that such information is not misleading and does not accept any liability or responsibility for (and expresses no views as to) any such information or the independent verification of such information. In addition, ABN AMRO did not make an independent valuation or appraisal of any of the assets, operations or liabilities of KLM or Air France.

Furthermore, in giving its opinion on September 29, 2003, ABN AMRO assumed that the Offer would be completed on the terms and conditions as set out in the draft Framework Agreement, dated September 26, 2003 as received by ABN AMRO, and in giving its opinion on March 9, 2004, ABN AMRO assumed that the Offer would be completed on the terms and conditions as set out in the Framework Agreement, without any material changes to, or waiver of, the terms or conditions, respectively.

With respect to financial forecasts provided to or otherwise reviewed by or discussed with ABN AMRO, ABN AMRO assumed that they were reasonably prepared on bases reflecting the best available estimates and judgements of the management of KLM and/or Air France as to the future financial performance of KLM and/or Air France at that time, and that, prior to the date of the opinions, no events that have had a material effect on the businesses of KLM or Air France had occurred and not been disclosed to ABN AMRO since the date on which such forecasts were provided.

In preparing its opinions, ABN AMRO did not receive specific confirmation from senior management of KLM or of Air France, and has not been in a position to verify, that:

•	the assumptions specified above are correct,

•	the information, forecasts, data and financial terms provided to it or used by it are true, accurate and complete, and

•	no information was withheld from it that could have influenced the purport of its opinions or the assumptions on which they were based.

Further, ABN AMRO’s opinions were necessarily based on financial, economic, monetary, market and other conditions as they existed on, and the information made available to ABN AMRO or used by it up to, the date of each opinion.

The exchange ratio was determined through arm’s-length negotiations between KLM and Air France and was approved by the KLM management board and the KLM supervisory board. ABN AMRO provided advice to KLM during the negotiations; however, ABN AMRO did not recommend any specific exchange ratio to KLM or that any specific exchange ratio constituted the only appropriate exchange ratio for the combination transactions.

Pursuant to the opinion letters and the engagement letter between KLM and ABN AMRO, the fairness opinions as well as the relationship between ABN AMRO, on the one hand, and KLM and its management board, on the other hand, are governed by Dutch law and the Dutch courts have exclusive jurisdiction thereover.

ABN AMRO is an internationally recognized investment banking and advisory firm. As part of its investment banking and financial advisory business, ABN AMRO is continuously involved in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, ABN AMRO or its affiliates may from time to time trade in the securities or indebtedness of KLM or Air France for its own account, the accounts of investment funds and other clients under the management of ABN AMRO and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities or indebtedness. In addition, Leo M. van Wijk, chief executive officer of KLM and president of the KLM management board, is a member of the Advisory Council of ABN AMRO Holding N.V., ABN AMRO’s parent.

In addition, ABN AMRO has been retained by Air France to act as Dutch exchange agent in connection with the Offer and as listing agent in connection with the listing of the Air France shares and Air France warrants on Euronext Amsterdam. In addition, ABN AMRO will act as Air France’s paying agent for dividends payable on Air France shares in the Netherlands and as Air France’s warrant agent in the Netherlands. ABN AMRO Rothschild (the equity capital markets joint venture of the ABN AMRO and Rothschild Groups), Paris Office, has been engaged by the French State as advisor in the potential future disposal of a portion of its shareholding in Air France. ABN AMRO is a holder of 150 KLM priority shares, and has agreed with Air France pursuant to an agreement dated October 16, 2003, to sell and transfer its KLM priority shares to Air France upon completion of the Offer. ABN AMRO has informed KLM that ABN AMRO and other entities within the ABN AMRO group maintain practices and procedures including those commonly known as “Chinese walls” to ensure that any potential conflict of interest is managed properly. For further information regarding the roles of ABN AMRO and ABN AMRO Rothschild in connection with the Offer, please see “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and the section titled “Terms of the Transaction—Fees and Expenses” in the Prospectus, which is incorporated herein by reference.

Opinions of Citigroup Global Markets Limited

KLM has retained Citigroup to act as financial advisor to KLM solely with respect to its opinion as to the fairness, from a financial point of view, to the holders (other than Air France and its affiliates) of KLM common shares of the exchange ratio. KLM selected Citigroup to act as KLM’s financial advisor based on Citigroup’s qualifications, expertise, reputation and its knowledge of the business and affairs of KLM. On each of September 29, 2003 and March 8, 2004, Citigroup delivered its written opinion to the members of the KLM management board and KLM supervisory board to the effect that, as of that date and based upon and subject to the assumptions, considerations and limitations set forth in each opinion, its work described below, its experience as an investment banker and other factors it deemed relevant, the exchange ratio was fair, from a financial point of view, to the holders (other than Air France and its affiliates) of KLM common shares.

Copies of the full text of the opinions of Citigroup dated as at September 29, 2003 and March 8, 2004, which set forth, inter alia, the assumptions made, matters considered and limitations on the review undertaken in connection with these opinions, are attached as Annex B and Annex D, respectively, to this Schedule 14D-9 and are incorporated by reference into this Schedule 14D-9. This summary of Citigroup’s opinions is qualified in its entirety by reference to the full text of the opinions. The engagement of Citigroup and the provision of its opinions were for the benefit of the KLM management board and the KLM supervisory board, and Citigroup’s opinions were rendered to each board in connection with its consideration of the Offer. Citigroup’s opinions are directed only to the fairness, from a financial point of view, to the holders, other than Air France and its affiliates, of KLM common shares of the exchange ratio and do not address any other aspect of the Offer. The opinions are not intended to be and do not constitute a recommendation to any holder of KLM common shares about whether such shareholder should tender shares in the Offer or how such shareholder should vote on any matter relating to the combination. KLM shareholders are urged to read Citigroup’s opinions in their entirety.

In connection with rendering its opinions to the KLM management board and the KLM supervisory board, Citigroup:

•	reviewed the financial terms of the Offer in relation to, among other things, current and historical market prices and trading volumes of KLM common shares and Air France ordinary shares, and the historical and projected earnings and other operating data of KLM and Air France,

•	held discussions with certain officers, employees and other representatives or advisors of KLM concerning the business, operations and prospects of KLM,

•	held very limited discussions with the financial controller of Air France concerning certain assumptions used in the preparation of the financial forecasts provided to or otherwise reviewed by or discussed with Citigroup,

•	examined certain publicly available business and financial information relating to KLM and Air France as well as certain financial forecasts and other information and data for KLM and Air France that were provided to Citigroup by the management of KLM, including information relating to certain cost savings and operational synergies projected by the management of KLM and Air France to result from the combination,

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of KLM and Air France, and

•	conducted such other analyses and examinations and considered such other financial, economic and market criteria as Citigroup deemed appropriate.

In rendering its opinions, Citigroup assumed and relied, without any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to it or otherwise reviewed by or discussed with it. With respect to financial forecasts provided to or otherwise reviewed by or discussed with Citigroup, Citigroup was advised by the management of KLM and Air France, respectively, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of KLM and Air France, respectively, as to the future financial performance of KLM and Air France and the cost savings and operational synergies projected by the management of KLM and Air France to result from the combination. Citigroup expressed no opinion with respect to such forecasts or projected cost savings or operational synergies or the assumptions on which such forecasts or projected cost savings and operational synergies were based.

In giving its opinion on September 29, 2003, Citigroup assumed that the Offer and the combination would be consummated in accordance with the terms set forth in the draft Framework Agreement dated September 29, 2003, without waiver, modification or amendment of any material term, condition or agreement set forth therein. In giving its opinion on March 8, 2004, Citigroup assumed that the Offer and the combination would be consummated in accordance with the terms set forth in the Framework Agreement, without waiver, modification or amendment of any material term, condition or agreement set forth therein. Citigroup expressed no opinion as to what the value of the Air France ordinary shares or Air France ADSs actually will be when issued pursuant to the Offer or the price at which the Air France ordinary shares or Air France ADSs will trade subsequent to the Offer, which may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. In addition, Citigroup did not take into account the impact, if any, of the corporate governance structure contemplated by the Framework Agreement on the value of the Air France shares following consummation of the combination because determination of such impact was not possible at the time either opinion was given.

Citigroup did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of KLM or Air France, nor did it make any physical inspection of the properties or assets of KLM or Air France. In its opinions, Citigroup did not address KLM’s underlying business decision to effect the combination and expresses no view on the effect on KLM of the combination and related transactions, including without limitation, the effect on KLM’s air traffic rights, which Citigroup assumed for purposes of its opinions will not be adversely affected by the consummation of the combination and, with respect to the March 8 opinion, any remedial actions to be taken in connection with regulatory approval for the combination. Citigroup was not requested to, and did not, approach third parties to solicit indications of interest in the possible acquisition of KLM or in joint ventures or other business combination transactions involving KLM.

In addition, each of Citigroup’s opinions was necessarily based upon information available to Citigroup, and economic, monetary, financial, stock market and other conditions and circumstances existing and disclosed to it as of the date of such opinion. In rendering its opinions, Citigroup did not take into consideration the tax consequences to any holder of KLM common shares of the receipt of Air France shares, Air France ADSs or Air France warrants or Air France ADWs. Citigroup delivered each opinion in reliance upon KLM’s representation to it that Citigroup was provided with all necessary or appropriate information relevant for the purposes of such opinion.

The exchange ratio was determined through arm’s-length negotiations between KLM and Air France and was approved by the KLM management board and the KLM supervisory board. Citigroup did not recommend any specific exchange ratio to KLM or that any specific exchange ratio constituted the appropriate exchange ratio for the Offer.

Citigroup is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with financial restructurings, mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of its business, Citigroup and its affiliates may actively trade the securities of KLM and Air France for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citigroup and its affiliates have previously rendered certain investment banking, commercial banking and financial advisory services to Air France for which they have received customary compensation and certain commercial banking and financial advisory services to KLM for which they have received customary compensation. Citigroup and its affiliates, including Citigroup Inc., may have other business relationships with KLM or Air France in the ordinary course of their businesses. Citibank, N.A., an affiliate of Citigroup, has agreed with Air France to act as depositary bank for the Air France ADSs and ADWs and as U.S. exchange agent for the Offer. For further information regarding the depositary agreement pursuant to which Citibank, N.A. has agreed to act as depositary bank for the Air France ADSs and ADWs, please see “Description of the Air France American Depositary Shares” and “Description of the Air France American Depositary Warrants” in the Prospectus, which is incorporated herein by reference. For further information regarding Citibank, N.A.’s role as U.S. exchange agent for the Offer, please see “Terms of the Transaction—Fees and Expenses” in the Prospectus, which is incorporated herein by reference.

Intent to Tender

Pursuant to the terms of the Framework Agreement, the 2,621,542 KLM ordinary shares currently held by KLM in treasury and by the Stichting Rechtop, a Dutch foundation, are included subject to the Offer and, to the extent such KLM ordinary shares have not been used to service any options prior to the end of the offer period, will be tendered by KLM and the Stichting Rechtop.

Other than as stated in the immediately preceding sentence, to KLM’s knowledge after making reasonable inquiry, no executive officer, director or affiliate of KLM owns any KLM common shares of record or beneficially, and, as such, such persons will not be in a position to tender any KLM common shares in the offer.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

Neither KLM nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the shareholders of KLM on its behalf with respect to the Offer or the combination between Air France and KLM.

Pursuant to a letter agreement dated July 21, 2003, KLM engaged ABN AMRO to act as its financial advisor to render a fairness opinion to the KLM management board solely with respect to the fairness from a financial point of view of the exchange ratio to be paid in the Offer. Pursuant to the terms of this engagement, KLM agreed to pay ABN AMRO an initial retainer fee of €100,000 and a fixed fee of €400,000 payable upon the issuance of ABN AMRO’s fairness opinions to KLM. KLM also agreed to reimburse ABN AMRO for its reasonable out-of-pocket expenses, including attorney’s fees, and to indemnify ABN AMRO against certain liabilities, including liabilities under the U.S. Federal securities laws.

In addition, ABN AMRO has been retained by Air France to act as Dutch exchange agent in connection with the Offer, and as listing agent in connection with the listing of the Air France shares and Air France warrants on Euronext Amsterdam. In addition, Air France has appointed ABN AMRO to act as Air France’s paying agent for dividends payable on Air France shares in the Netherlands. ABN AMRO Rothschild (the equity capital markets joint venture of the ABN AMRO and Rothschild Groups), Paris Office, has been engaged by the French State as its financial advisor in the potential future disposal of a portion of its shareholding in Air France. ABN AMRO is a holder of 150 KLM priority shares. ABN AMRO and the other priority shareholders have agreed with Air France pursuant to an agreement dated October 16, 2003, to sell and transfer their KLM priority shares to Air France upon completion of the Offer. For further information regarding holders of KLM priority shares, please see “Summary of the Framework Agreement—Agreement with the other Priority Shareholders” in the Prospectus. Air France will pay ABN AMRO fees of €412,500 in connection with its services as listing agent and Dutch exchange agent and commissions payable to seatholders of Euronext Amsterdam estimated at €1 million. Air France will indemnify ABN AMRO against certain liabilities and expenses in connection with the Offer. ABN AMRO has informed KLM that ABN AMRO and other entities within the ABN AMRO group maintain practices and procedures including those commonly known as “Chinese walls” which are intended to ensure that any potential conflict of interest is managed properly. For further information regarding the roles of ABN AMRO and ABN AMRO Rothschild in connection with the Offer, please see “Item 4. The Solicitation or Recommendation—Opinion of ABN AMRO Bank N.V.”

Pursuant to a letter agreement dated September 11, 2003, KLM engaged Citigroup to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement, KLM agreed to pay Citigroup a cash fee of €300,000 upon issuance of Citigroup’s initial fairness opinion to KLM. KLM also has agreed to reimburse Citigroup for its reasonable travel and other expenses incurred in connection with its engagement, including certain fees and expenses of its outside counsel, and to indemnify Citigroup and related persons against certain liabilities, including liabilities under the U.S. Federal securities laws.

Pursuant to an agreement dated as of February 1, 2004, KLM appointed Citibank, N.A. to act as Transfer Agent, Registrar and Dividend Paying Agent for its New York registry share program. KLM has entered into a reasonable and customary compensation arrangement for Citibank, N.A.’s services as Transfer Agent, Registrar and Dividend Paying Agent for its New York registry share program. In addition, Air France has retained Citibank, N.A. to act as the U.S. exchange agent to receive KLM New York registry shares validly tendered in the Offer. Air France will pay Citibank, N.A. reasonable and customary compensation for its services in connection with the Offer and will indemnify Citibank, N.A. against certain liabilities and expenses, including certain liabilities under the U.S. Federal securities laws.

Item 6.    Interest in Securities of the Subject Company.

To KLM’s knowledge, after due inquiry, no transactions in KLM common shares have been effected during the past 60 days by KLM or by any executive officer, director, subsidiary or affiliate of KLM.

Item 7.    Purposes of the Transaction and Plans or Proposals.

Except as described in this Schedule 14D-9, KLM is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the KLM common shares by KLM, any of its subsidiaries or any other person, (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving KLM or any of its subsidiaries, (3) a purchase, sale or transfer of a material amount of the assets of KLM or any of its subsidiaries or (4) any material change in KLM’s present dividend rate or policy, indebtedness or capitalization. For information regarding KLM’s securities following completion of the Offer, please see the section titled “The Offer—Certain Consequences of the Offer” in the Prospectus, which is incorporated herein by reference.

Except as described or referred to in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to any of the matters referred to above in this Item 7.

Item 8.    Additional Information.

The information in all of the exhibits to this Schedule 14D-9 is incorporated by reference in its entirety.

Item 9.    Exhibits.

(a)(1)    Prospectus dated April 5, 2004 (incorporated by reference to Exhibit (a)(1) to Air France’s Schedule TO filed with the SEC April 5, 2004).

(a)(2)    Letter of Transmittal (incorporated by reference to Exhibit (a)(3) to the Schedule TO filed April 5, 2004).

(a)(3)    Letter to KLM’s shareholders dated April 5, 2004.

(a)(4)    Opinion of ABN AMRO dated September 29, 2003 (included as Annex A hereto).

(a)(5)    Opinion of Citigroup dated September 29, 2003 (included as Annex B hereto).

(a)(6)    Opinion of ABN AMRO dated March 9, 2004 (included as Annex C hereto).

(a)(7)    Opinion of Citigroup dated March 8, 2004 (included as Annex D hereto).

(e)(1)    Framework Agreement dated as of October 16, 2003, by and between Air France and KLM (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed April 5, 2004).

(e)(2)    English translation of KLM Option Scheme Rules and Regulations for stock options granted to members of the KLM management board dated June 24, 2003.

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KLM ROYAL DUTCH AIRLINES

By:	/s/ L. M. van Wijk

L. M. van Wijk
President and Chief Executive Officer

By:	/s/ R. A. Ruijter

R. A. Ruijter
Managing Director and Chief Financial Officer

Date: April 5, 2004

ANNEX A

Corporate Finance ABN AMRO Bank N. V. Gustav Mahlerlaan 10 1082 PP Amsterdam

Mailing address P.O. Box 283 1000 EA Amsterdam The Netherlands
The Management Board Koninklijke Luchtvaart Maatschappij N.V. Amsterdamseweg 55 1182 GP Amstelveen The Netherlands	Telephone +31 20 628 93 93 Telex 11006 ABAM NL

Strictly private and confidential

Our Reference	Telephone	Fax	Date
29 September 2003

Dear Sirs,

We understand that Société Air France S.A., a company established under the laws of France (the “Offeror”) is proposing to make an offer to acquire all the outstanding shares in the capital of Koninklijke Luchtvaart Maatschappij N.V., a company established under the laws of the The Netherlands (the “Company”) (the “Offer”).

Pursuant to the terms of the Offer, as set out in a framework agreement to be entered into between the Offeror and the Company substantially in the form of the draft dated September 26, 2003 (the “Agreement”), we understand that the Offer shall commit the Offeror to acquire (i) each tendered ordinary share in the capital of the Company in bearer form with a nominal value of Euro 2.00 per share (the “KL Ordinary Shares”), in exchange for 1.1 shares to be issued in the capital of the Offeror with a nominal value of Euro 8.50 per share (the “AF Shares”) plus 1 warrant to be issued by the Offeror, entitling the holder thereof, under certain conditions, to acquire 2 issued AF Shares per 3 warrants (the “AF Warrants”), and (ii) each tendered ordinary share in the capital of the Company in registered form with a nominal value of Euro 2.00 per share represented by certificates registered in New York (the “KL NYRS”), in exchange for 1.1 American depository shares each representing 1 AF Share plus 1 AF Warrant (each KL Ordinary Share or KL NYRS a “Share” and each beneficial owner of a Share a “Shareholder”) (the “Consideration”).

The Management Board of the Company has asked for ABN AMRO Bank N.V. (“ABN AMRO”)’s opinion as to whether the Consideration is fair, from a financial point of view, to the Shareholders.

For the purposes of providing our opinion, ABN AMRO has:

1.	Reviewed certain publicly available business and financial information relating to the Company, including the annual accounts for the three consecutive years ending March 31, 2003, March 31, 2002 and March 31, 2001 for the Company and the unaudited quarterly figures for the quarters ending December 31, 2002 and March 31, 2003;

ABN AMRO Bank N.V., Established at Amsterdam

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VAT NL 00 30 27 144 B01

29 September 2003

2.	Reviewed certain publicly available business and financial information relating to the Offeror, including the annual accounts for the three consecutive years ending March 31, 2003, March 31, 2002 and March 31, 2001 for the Offeror;

3.	Reviewed certain internal financial forecasts in respect of the current financial year (ending March 31, 2004), and the years ending March 31, 2005 and March 31, 2006 relating to the Company, as prepared by senior management of the Company;

4.	Reviewed certain internal financial forecasts in respect of the current financial year (ending March 31, 2004), and the years ending March 31, 2005 and March 31, 2006 relating to the Offeror, as prepared by senior management of the Offeror;

5.	Reviewed the historical stock prices and trading volumes of the Shares and the AF Shares;

6.	Reviewed the financial terms of certain transactions we believe to be generally comparable to the Offer;

7.	Reviewed public information with respect to certain other companies we believe to be generally comparable to the Company and the Offeror;

8.	Performed such other financial reviews and analysis, as we, in our absolute discretion, have deemed appropriate.

ABN AMRO has assumed and relied upon the truth, accuracy and completeness of the information, forecasts, data and financial terms provided to us or used by us, has assumed that the same are not misleading and does not assume or accept any liability or responsibility for any independent verification or checking of such information or any independent valuation or appraisal of any of the assets, operations or liabilities of the Company or the Offeror. With respect to the financial forecasts, ABN AMRO has assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgements of the management of the Company and/or the Offeror as to the future financial performance of the Company and/or the Offeror at that time, and that no event subsequent to this and undisclosed to ABN AMRO has had a material effect on them. ABN AMRO does not assume or accept liability or responsibility for (and expresses no view as to) such forecasts or the assumptions on which they are based. In preparing this opinion, ABN AMRO has not received specific confirmation from senior management of the Company or of the Offeror that, nor has it been in a position to verify if, (i) the assumptions specified above are correct, (ii) the information, forecasts, data and financial terms provided to us or used by us are true, accurate and complete, and (iii) no information has been withheld from ABN AMRO that could have influenced the purport of this opinion or the assumptions on which it is based. In rendering this opinion, ABN AMRO has been provided with limited information regarding the Company and the Offeror, and has not performed a due diligence in relation to the Company or the Offeror.

Further, ABN AMRO’s opinion is necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to ABN AMRO or used by it up to, the date hereof. This opinion exclusively focuses on the fairness, from a financial point of view, of the Consideration to the Shareholders as set out in the Agreement and does not address any other issues such as the underlying business decision to recommend the Offer or its commercial merits, which are matters solely for the supervisory board and the Management Board of the Company. Subsequent developments in the aforementioned conditions may affect this opinion and the assumptions made in preparing this opinion and ABN AMRO is not obliged to update, revise or reaffirm this opinion if such conditions change.

29 September 2003

In rendering this opinion, ABN AMRO has not provided legal, regulatory, tax, accounting or actuarial advice and accordingly ABN AMRO does not assume any responsibility or liability in respect thereof. Furthermore ABN AMRO has assumed that the Offer will be consummated on the terms and conditions as set out in the Agreement, without any material changes to, or waiver of, its terms or conditions.

The engagement of ABN AMRO, this letter and the opinion expressed herein are solely for the benefit of the Company’s Management Board and this opinion is therefore only rendered to the Company’s Management Board in connection with its evaluation of the Offer. This opinion does not in any way constitute a recommendation by ABN AMRO to any Shareholders as to whether such holders should accept or reject the Offer.

ABN AMRO will receive fees for rendering this opinion. From time to time ABN AMRO and its affiliates may have also (i) maintained banking relationships with the Company and the Offeror, and (ii) executed transactions, for their own account or for the accounts to customers, in the Shares or the AF Shares.

It is understood that this letter may not be relied upon by, nor be disclosed to, in whole or in part, any third party for any purpose whatsoever, without the prior written consent of ABN AMRO.

This opinion is issued in the English language and reliance may only be placed on this opinion as issued in the English language. If any translations of this opinion are delivered they are provided only for ease of reference, have no legal effect and ABN AMRO makes no representation as to (and accepts no liability in respect of) the accuracy of any such translation.

This letter and ABN AMRO’s obligations to the Management Board of the Company hereunder shall be governed by and construed in accordance with Dutch law and any claims or disputes arising out of, or in connection with, this letter shall be subject to the exclusive jurisdiction of the Dutch Courts.

Based upon and subject to the foregoing, ABN AMRO is of the opinion that, as at the date hereof, the Consideration is fair, from a financial point of view, to the Shareholders.

Yours sincerely,

/s/ ABN AMRO BANK N.V.

ABN AMRO Bank N.V.

ANNEX B

September 29, 2003

Management Board and Supervisory Board

Koninklijke Luchtvaart Maatschappij N.V.

55 Amsterdamseweg

1182 GP Amstelveen

The Netherlands

Members of the Management Board and Supervisory Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than Société Air France, a société anonyme organized under the laws of the Republic of France (“Parent”), and its affiliates) of common shares (including ordinary shares registered in the New York share registry (such common shares, “New York Registry Shares”)), par value two Euro per share (“Company Common Shares”), of Koninklijke Luchtvaart Maatschappij N.V., a naamloze vennootschap incorporated under the laws of the The Netherlands (the “Company”), of the Exchange Ratio (as defined below) to be used to establish the consideration payable in an offer (the “Offer”) to be made by Parent pursuant to a framework agreement (the “Framework Agreement”) by and between Parent and the Company relating to a combination transaction between Parent and the Company (the “Combination”), a draft of which will be attached as Schedule 1 to the protocol Agreement (as defined below). We understand that Parent and the Company will enter into the Framework Agreement on the terms and conditions reflected in the draft to be attached as Schedule 1 to the Protocol Agreement upon satisfaction of the conditions precedent (including the satisfactory completion of confirmatory due diligence) set forth in an announcement protocol to be entered into (the “Protocol Agreement”) by Parent and the Company. We have been furnished with drafts of the Framework Agreement and Protocol Agreement dated September 29, 2003. We note that we have not been furnished with drafts of the complete schedules to the Framework Agreement and have, with your consent, assumed that such schedules do not and will not vary in any material respect the terms of the Combination or the Offer from those described in this opinion.

You have advised us that the Management Board of the Company will propose to the Supervisory Board of the Company that the Supervisory Board approve the entry by the Company into the Protocol Agreement and, upon satisfaction of the conditions specified in the Protocol Agreement, the entry by the Company into the Framework Agreement and the agreement with Parent therein that Parent will offer, subject to the conditions set forth in the Framework Agreement, to exchange for each issued and outstanding Company Common Share (other than shares owned by Parent or any subsidiary of Parent) (a)(i) except as described in clause (ii) of this sentence, 1.1 ordinary shares of Parent (“Parent Common Shares”) or (ii) in the case of Company Ordinary shares that are New York Registry Shares, American Depositary Receipts evidencing 1.1 American Depositary Shares of Parent (each of which represents one Parent Ordinary Share (“Parent ADSs”)) and (b) a warrant, the terms of which shall provide that three warrants shall entitle the holder thereof to purchase two Parent Ordinary Shares (or, at the option of the holder thereof, Parent ADSs) (each, a “Warrant”) at a price of €20 per Parent Ordinary Share (or

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Parent ADS), and which warrants shall have a maturity of 42 months from the date of issue and shall not be exercisable for 18 months from the date of issue (the “Exchange Ratio”). Our opinion is subject to the approval by the Management Board of the Company and the Supervisory Board of the Company of the Exchange Ratio as described in this paragraph.

We further understand that pursuant to the Framework Agreement:

•	The Parent Ordinary Shares and the warrants to purchase Parent Ordinary Shares (other than Warrants to be issued to holders of New York Registry Shares) to be issued in the Offer will be authorized for listing on the Premier Marché of Euronext Paris, and the Parent ADSs (including the Parent ADSs to be issued upon exercise of Warrants), Parent Ordinary Shares and Warrants to be issued in the Offer to holders of New York Registry Shares will be approved for listing on the New York Stock Exchange;

•	Upon the consummation of the Offer, each outstanding option to purchase Company Common Shares issued under the Company’s employee stock option plans will be addressed in a manner to be determined by Parent and the Supervisory Board and Management Board of the Company prior to commencement of the Offer;

•	Parent and the Company will enter into (a) a share purchase agreement with the State of The Netherlands providing for the purchase by Parent of 8,812,500 cumulative preference A shares, par value two Euro per share (“Company Cumulative Preference A Shares”), of the Company at a price of €2.2695 per share upon satisfaction, or waiver by the State of The Netherlands, of the condition contained in such share purchase agreement and (b) a share purchase agreement with the State of The Netherlands providing for the purchase by Parent, upon consummation of the Offer, of 975 priority shares, par value two Euro per share (“Company Priority Shares”), of the Company at a price of €2 per share, in each case owned by the State of The Netherlands;

•	Parent and the Company will enter into agreements with the holders (other than the State of The Netherlands) of the Company Priority Shares providing for the purchase by Parent upon consummation of the Offer of the Company Priority Shares held by such holders at a price of €2 per share;

•	Parent, the Company and Rabobank Nederland Participatiemaatschappij B.V. will enter into an agreement providing for the purchase by Parent, upon consummation of the Offer, of depositary receipts, at a price of €2 per depositary receipt, representing the 7,050,000 cumulative preference C shares, par value two Euro per share (“Company Cumulative Preference C Shares”), of the Company deposited with Stichting Luchtvaartbelangen Nederland (“SLN”). SLN will approve the transfer of such depositary receipts and agree to hand over administration of such Company Cumulative Preference C Shares to a newly formed Dutch foundation (“SAK II”);

•	The Company will enter into an amendment to the agreement pursuant to which it has granted the State of The Netherlands an option to purchase, under certain conditions, cumulative preference B shares, par value two Euro per share, of the Company in an amount sufficient to permit the State of The Netherlands to exercise up to 50.1% of the voting power attributable to the share capital of the Company in order to provide that such option will expire at the end of the three-year period after consummation of the Offer (the “Initial Period”), subject to renewal by the State of The Netherlands under certain conditions;

•

Upon completion of the Offer, tendered Company Common Shares and Company Priority Shares representing in the aggregate up to 49% of the Company’s entire nominal share capital and voting rights will be held directly by Parent (provided that if the number of tendered Company Common Shares and Company Priority Shares represent in the aggregate less than 49% of the Company’s entire nominal share capital and voting rights, Parent will exchange such number of depositary receipts issued by SAK II for underlying Company Cumulative Preference C Shares as is necessary in order for Parent to directly hold up to 49% of the Company’s entire nominal share capital and voting rights). As soon as practicable (and, in any event, within 20 business days) after the date on which the Offer is consummated by Parent, the portion (if any) of the tendered Company Common Shares not retained by Parent will be delivered to a newly formed Dutch foundation (“SAK I”) in exchange for depositary receipts issued by SAK I. Upon a purchase by Parent of Company Cumulative Preference A Shares from the State of The Netherlands during the Initial Period, such purchased Company Cumulative Preference A Shares will be delivered to SAK I in exchange for depositary receipts issued by SAK I. We understand that the depositary receipts issued by SAK I and SAK II will grant the corresponding full economic rights to Parent in respect of the shares deposited with SAK I and SAK II, in the manner and for the purposes set out in the Framework Agreement; and

•	At the end of the Initial Period, Parent intends to hold the entirety of the Company’s issued share capital (including, but not limited to, through the return to Parent of the shares of the Company delivered to SAK I and SAK II, which, we understand, shall not involve the payment of any additional consideration by Parent).

In arriving at our opinion, we held discussions with certain officers, employees and other representatives or advisors of the Company concerning the business, operations and prospects of the Company. We held very limited discussions with the financial controller of Parent concerning certain assumptions used in the preparation of the financial forecasts provided to or otherwise reviewed by or discussed with us and have not otherwise held discussions with officers, employees or other representatives or advisors of Parent concerning the business, operations or prospects of Parent. We examined certain publicly available business and financial information relating to the Company and Parent as well as certain financial forecasts and other information and data for the Company and Parent that were provided to us by the management of the Company, including information relating to certain cost savings and operational synergies projected by the management of the Company and Parent to result from the Combination. We reviewed the financial terms of the Offer as proposed by the Management Board of the Company to the Supervisory Board of the Company to be set forth in the draft Framework Agreement attached to the Protocol Agreement in relation to, among other things: current and historical market prices and trading volumes of Company Common Shares and the Parent Ordinary Shares; and the historical and projected earnings and other operating data of the Company and Parent. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company and Parent. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion. For purposes of this opinion, we have assumed that the Protocol Agreement and Framework Agreement as executed by Parent and the Company will not differ in any material respect from the drafts thereof specified in the penultimate sentence of the first paragraph of this opinion.

In rendering our opinion, we have assumed and relied, without any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us. With respect to financial forecasts provided to or otherwise reviewed by or discussed with us, we have been advised by the management of the Company and Parent, respectively, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgements of the managements of the Company and Parent, respectively, as to the future financial performance of the Company and Parent, respectively, and the cost savings and operational synergies projected by the management of the Company and Parent to result from the Combination, and we express no opinion with respect to such forecasts or projected cost savings or operational synergies or the assumptions on which such forecasts or projected cost savings and operational synergies are based. We have assumed that the Offer and the Combination each will be consummated in accordance with the terms set forth in the Framework Agreement, without waiver, modification or amendment of any material term, condition or agreement set forth therein. Our opinion, as set forth herein, relates to the relative values of the Company and Parent. We are not expressing any opinion as to what the value of the Parent Ordinary Shares or Parent ADSs actually will be when issued pursuant to the Offer or the price at which the Parent Ordinary Shares or Parent ADSs will trade subsequent to the Offer, which may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. We note also that it has not been possible to determine the impact (if any) of the corporate governance structure contemplated by the Framework Agreement on the value of Parent Ordinary Shares following consummation of the Combination. Accordingly, we have not taken into account such impact (if any) in rendering this opinion. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we made any physical inspection of the properties or assets of the Company or Parent. Our opinion does not address the Company’s underlying business decision to effect the Combination, and we express no view on the effect on the Company of the Combination and related transactions, including, without limitation, the effect on the Company’s Air Traffic Rights (as defined in the Framework Agreement) (which we have assumed for purposes of this opinion will not be adversely affected by the consummation of the Combination). In connection with our engagement, we were not requested to, and we did not, approach third parties to solicit indications of interest in the possible acquisition of the Company or in joint ventures or other combination transactions involving the Company. Our opinion is necessarily based upon information available to us, and economic, monetary, financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof. In rendering our opinion, we have not taken into consideration the tax consequences to any holder of Company Common Shares of the receipt of Parent Ordinary Shares, Parent ADSs or Warrants. We are delivering this opinion in reliance upon the Company’s representation to us that we have been provided with all necessary or appropriate information which is relevant for the purpose of this opinion.

We have acted as financial advisor to the Company solely with respect to this opinion as to the fairness, from a financial point of view, to holders of the Company Common Shares (other than Parent and its affiliates) of the Exchange Ratio and will receive a fee for our services, which is payable upon initial delivery of this fairness opinion. In the ordinary course of business, we and our affiliates may actively trade the securities of the Company and Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates have previously rendered certain investment banking, commercial banking and financial advisory services to Parent for which we have received customary compensation and certain commercial banking and financial advisory services to the Company for which we have received customary compensation. We and our affiliates (including Citigroup Inc.) may have other business relationships with the Company or Parent in the ordinary course of their businesses.

The opinion expressed herein is provided for the use of the Management Board and Supervisory Board of the Company in its evaluation of the Offer, and our opinion is not intended to be and does not constitute a recommendation to any shareholder about (a) whether such shareholder should tender Company Common Shares in the Offer or (b) how such shareholder should vote on any matter relating to the Combination.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of the Company Common Shares (other than Parent and its affiliates).

Very truly yours,

/s/ CITIGROUP GLOBAL MARKETS LIMITED

ANNEX C

Corporate Finance ABN AMRO Bank N. V. Gustav Mahlerlaan 10 1082 PP Amsterdam

Mailing address P.O. Box 283 1000 EA Amsterdam The Netherlands
The Management Board Koninklijke Luchtvaart Maatschappij N.V. Amsterdamseweg 55 1182 GP Amstelveen The Netherlands	Telephone +31 20 628 93 93 Telex 11006 ABAM NL

Strictly private and confidential

Our Reference	Telephone	Fax	Date
9 March 2004

Dear Sirs,

We understand that Société Air France S.A., a company established under the laws of France (the “Offeror”) is proposing to make an offer to acquire all the outstanding shares in the capital of Koninklijke Luchtvaart Maatschapplj N.V., a company established under the laws of The Netherlands (the “Company”) (the “Offer”).

Pursuant to the terms of the Offer, as set out in a framework agreement entered into between the Offeror and the Company on 16 October 2003 (the “Agreement”), we understand that the Offer shall commit the Offeror to acquire (i) each tendered ordinary share in the capital of the Company in bearer form with a nominal value of Euro 2,00 per share (the “KL Ordinary Shares”), in exchange for 1.1 shares to be issued in the capital of the Offeror with a nominal value of Euro 8,50 per share (the “AF Shares”) plus 1 warrant to be issued by the Offeror, entitling the holder thereof, under certain conditions, to acquire 2 issued AF Shares per 3 warrants (the “AF Warrants”), and (ii) each tendered ordinary share in the capital of the Company in registered form with a nominal value of Euro 2,00 per share represented by certificates registered in New York (the “KL NYRS”), in exchange for 1.1 American depositary shares each representing 1 AF Share plus 1 AF Warrant (each KL, Ordinary Share or KL NYRS a “Share” and each beneficial owner of a Share a “Shareholder”) (the “Consideration”).

The Management Board of the Company has asked for ABN AMRO Bank N.V. (“ABN AMRO”)’s opinion as to whether the Consideration is fair, from a financial point of view, to the Shareholders, ABN AMRO has rendered such an opinion on 29 September 2003. Subsequently, the Management Board of the Company has asked ABN AMRO to render an update of that opinion.

For the purposes of providing this opinion, ABN AMRO has:

1.	Reviewed certain publicly available business and financial information relating to the Company, including the annual accounts for the three consecutive years ending 31 March 2003, 31 March 2002 and 31 March 2001 for the Company and the unaudited quarterly figures for the quarters ending 31 December 2002, 31 March 2003, 30 June 2003, 30 September 2003 and 31 December 2003;

ABN AMRO Bank N.V., Established in Amsterdam

Register of Commerce Amsterdam no. 33002987

VAT no. NL 00 30 27 144 301

9 March 2004

2.	Reviewed certain publicly available business and financial information relating to the Offeror, including the annual accounts for the three consecutive years ending 31 March 2003, 31 March 2002, 31 March 2001 and the unaudited quarterly figures for the quarters 30 June 2003, 30 September 2003 and 31 December 2003 for the Offeror;

3.	Reviewed certain internal financial forecasts in respect of the current financial year (ending 31 March 2004), and the years ending 31 March 2005 (including a recent draft of such forecast for the financial year ending 31 March 2005, updated against the forecast reviewed in September 2003) and 31 March 2006 relating to the Company, as prepared by senior management of the Company;

4.	Reviewed certain internal financial forecasts (including a recent draft of such forecasts, updated against the forecasts reviewed in September 2003) in respect of the current financial year (ending 31 March 2004), and the years ending 31 March 2005 and 31 March 2006 relating to the Offeror, as prepared by senior management of the Offeror;

5.	Reviewed the historical stock prices and trading volumes of the Shares and the AF Shares;

6.	Reviewed the financial terms of certain transactions we believe to be generally comparable to the Offer;

7.	Reviewed public information with respect to certain other companies we believe to be generally comparable to the Company and the Offeror;

8.	Performed such other financial reviews and analysis, as we, in our absolute discretion, have deemed appropriate.

ABN AMRO has assumed and relied upon the truth, accuracy and completeness of the information, forecasts, data and financial terms provided to us or used by us, has assumed that the same are not misleading and does not assume or accept any liability or responsibility for any independent verification or checking of such information or any independent valuation or appraisal of any of the assets, operations or liabilities of the Company or the Offeror. With respect to the financial forecasts, ABN AMRO has assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgements of the management of the Company and/or the Offeror as to the future financial performance of the Company and/or the Offeror at that time, and that no event subsequent to this and undisclosed to ABN AMRO has had a material effect on them, ABN AMRO does not assume or accept liability or responsibility for (and expresses no view as to) such forecasts or the assumptions on which they are based, in preparing this opinion, ABN AMRO has not received specific confirmation from senior management of the Company or of the Offeror that, nor has it been in a position to verify if, (i) the assumptions specified above are correct, (ii) the information, forecasts, data and financial terms provided to us or used by us are true, accurate and complete, and (iii) no information has been withheld from ABN AMRO that could have influenced the purport of this opinion or the assumptions on which it is based. In rendering this opinion, ABN AMRO has been provided with limited information regarding the Company and the Offeror, and has not performed a due diligence in relation to the Company or the Offeror.

Further, ABN AMRO’s opinion is necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to ABN AMRO or used by it up to, the date hereof. This opinion exclusively focuses on the fairness, from a financial point of view, of the Consideration to the Shareholders as set out in the Agreement and does not address any other issues such as the underlying business decision to recommend the Offer or its commercial merits, which are matters solely for the Supervisory Board and the Management Board of the Company. Subsequent developments in the aforementioned conditions may affect this opinion and the assumptions made in preparing this opinion and ABN AMRO is not obliged to update, revise or reaffirm this opinion if such conditions change.

In rendering this opinion, ABN AMRO has not provided legal, regulatory, tax, accounting or actuarial advice and accordingly ABN AMRO does not assume any responsibility or liability in respect thereof. Furthermore ABN AMRO has assumed that the Offer will be consummated on the terms and conditions as set out in the Agreement, without any material changes to, or waiver of, its terms or conditions.

The engagement of ABN AMRO, this letter and the opinion expressed herein are solely for the benefit of the Company’s Management Board and this opinion is therefore only rendered to the Company’s Management Board in connection with its evaluation of the Offer. This opinion does not in any way constitute a recommendation by ABN AMRO to any Shareholders as to whether such holders should accept or reject the Offer.

ABN AMRO will receive fees for rendering this opinion. From time to time ABN AMRO and its affiliates may have also (i) maintained banking relationships with the Company and the Offeror, and (ii) executed transactions, for their own account or for the accounts of customers, in the Shares or the AF Shares. Subsequent to September 2003, ABN AMRO has been retained by Air France as exchange agent for the Offer and as listing agent for listing of the AF Shares and AF Warrants on Euronext Amsterdam. For the purpose of this opinion, ABN AMRO has not considered any information that may have been provided to it in those capacities or in any other capacity than fairness opinion provider.

It is understood that this letter may not be relied upon by, nor be disclosed to, in whole or in part, any third party for any purpose whatsoever, without the prior written consent of ABN AMRO.

This opinion is issued in the English language and reliance may only be placed on this opinion as issued in the English language. If any translations of this opinion are delivered they are provided only for ease of reference, have no legal effect and ABN AMRO makes not representation as to (and accepts no liability in respect of) the accuracy of any such translation.

This letter and ABN AMRO’s obligations to the Management Board of the Company hereunder shall be governed by and construed in accordance with Dutch law and any claims or disputes arising out of, or in connection with, this letter shall be subject to the exclusive jurisdiction of the Dutch Courts.

Based upon and subject to the foregoing, ABN AMRO is of the opinion that, as at the date hereof, the Consideration is fair, from a financial point of view, to the Shareholders.

Yours sincerely,

/s/    ABN AMRO BANK N.V.

ABN AMRO Bank N.V.

ANNEX D

March 8, 2004

Management Board and Supervisory Board

Koninklijke Luchtvaart Maatschappij N.V.

55 Amsterdamseweg

1182 GP Amstelveen

The Netherlands

Members of the Management Board and Supervisory Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than Société Air France, a société anonyme organized under the laws of the Republic of France (“Parent”), and its affiliates) of common shares (including common shares registered in the New York share registry (such common shares, “New York Registry Shares”)), par value two Euro per share (“Company Common Shares”), of Koninklijke Luchtvaart Maatschappij N.V., a naamloze vennootschap incorporated under the laws of The Netherlands (the “Company”), of the Exchange Ratio (as defined below) to be used to establish the consideration payable in an exchange offer (the “Offer”) to be made by Parent pursuant to the Framework Agreement (the “Framework Agreement”) dated October 16, 2003, by and between Parent and the Company relating to a business combination transaction between Parent and the Company (the “Combination”).

Pursuant to the Framework Agreement, Parent will offer, subject to the conditions set forth therein, to exchange for each issued and outstanding Company Common Share (other than shares owned by Parent or any subsidiary of Parent) (a)(i) except as described in clause (ii) of this sentence, 1.1 ordinary shares of Parent (“Parent Ordinary Shares”) or (ii) in the case of Company Common Shares that are New York Registry Shares, American Depositary Receipts evidencing 1.1 American Depositary Shares of Parent (each of which represents one Parent Ordinary Share (“Parent ADSs”)) and (b) a warrant, the terms of which shall provide that three warrants shall entitle the holder thereof to purchase two Parent Ordinary Shares (or, at the option of the holder thereof, Parent ADSs) (each, a “Warrant”) at a price of €20 per Parent Ordinary Share (or Parent ADS), and which warrants shall have a maturity of 42 months from the date of issue and shall not be exercisable for 18 months from the date of issue (the “Exchange Ratio”).

We further understand that pursuant to the Framework Agreement:

•	The Parent Ordinary Shares (including the Parent Ordinary Shares to be issued upon exercise of Warrants) and the warrants to purchase Parent Ordinary Shares (other than Warrants to be issued to holders of New York Registry Shares) to be issued in the Offer will be authorized for listing on the Premier Marché of Euronext Paris and on Euronext Amsterdam, and the Parent ADSs (including the Parent ADSs to be issued upon exercise of Warrants), Parent Ordinary Shares and Warrants to be issued in the Offer to holders of New York Registry Shares will be approved for listing on the New York Stock Exchange;

•	Upon the consummation of the Offer, each outstanding option to purchase Company Common Shares issued under the Company’s employee stock option plans will be addressed in a manner to be determined by Parent and the Supervisory Board and Management Board of the Company prior to commencement of the Offer;

Citigroup Global Markets Limited Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom

Tel +44 (0) 20 7986 4000 Fax +44 (0) 20 7986 2266

Registered office at above address. Registered Number 1763297 England. Regulated by the FSA

•	Parent and the Company have entered into (a) a share purchase agreement with the State of The Netherlands providing for the purchase by Parent of 8,812,500 cumulative preference A shares, par value two Euro per share (“Company Cumulative Preference A Shares”), of the Company at a price of €2.2695 per share upon satisfaction, or waiver by the State of The Netherlands, of the condition contained in such share purchase agreement and (b) a share purchase agreement with the State of The Netherlands providing for the purchase by Parent, upon consummation of the Offer, of 975 priority shares, par value two Euro per share (“Company Priority Shares”), of the Company at a price of €12.10 per share, in each case owned by the State of The Netherlands;

•	Parent and the Company have entered into agreements with the holders (other than the State of The Netherlands) of the Company Priority Shares providing for the purchase by Parent upon consummation of the Offer of the Company Priority Shares held by such holders at a price of €12.10 per share;

•	Parent and Rabobank Nederland Participatiemaatschappij B.V. have entered into an agreement providing for the purchase by Parent, upon consummation of the Offer, of depositary receipts representing the 7,050,000 cumulative preference C shares, par value two Euro per share (“Company Cumulative Preference C Shares”), of the Company deposited with Stichting Luchtvaartbelangen Nederland (“SLN”) at a price per depositary receipt based on the nominal value per Company Cumulative Preference C Share plus the present value of certain future dividends thereon. SLN has approved the transfer of such depositary receipts and has agreed to hand over administration of such Company Cumulative Preference C Shares to a newly formed Dutch foundation (“SAK II”);

•	The Company has entered into an amendment to the agreement pursuant to which it has granted the State of The Netherlands an option to purchase, under certain conditions, preference B shares, par value two Euro per share, of the Company in an amount sufficient to permit the State of The Netherlands to exercise up to 50.1% of the voting power attributable to the share capital of the Company in order to provide that such option will expire at the end of the three-year period after consummation of the Offer (the “Initial Period”), subject to renewal by the State of The Netherlands under certain conditions;

•	Upon completion of the Offer, tendered Company Common Shares and Company Priority Shares representing in the aggregate up to 49% of the Company’s entire nominal share capital and voting rights will be held directly by Parent (provided that if the number of tendered Company Common Shares and Company Priority Shares represent in the aggregate less than 49% of the Company’s entire nominal share capital and voting rights, Parent will exchange such number of depositary receipts for underlying Company Cumulative Preference C Shares as is necessary in order for Parent to directly hold up to 49% of the Company’s entire nominal share capital and voting rights). As soon as practicable (and, in any event, within 20 business days) after the date on which the Offer is consummated by Parent, the portion (if any) of the tendered Company Common Shares not retained by Parent will be delivered to a newly formed Dutch foundation (“SAK I”) in exchange for depositary receipts issued by SAK I. Upon a purchase by Parent of Company Cumulative Preference A Shares from the State of The Netherlands during the Initial Period, such purchased Company Cumulative Preference A Shares will be delivered to SAK I in exchange for depositary receipts issued by SAK I. We understand that the depositary receipts issued by SAK I and SAK II will grant the corresponding full economic rights to Parent in respect of the shares deposited with SAK I and SAK II, in the manner and for the purposes set out in the Framework Agreement; and

•	At the end of the Initial Period, Parent intends to hold the entirety of the Company’s issued share capital (including, but not limited to, through the return to Parent of the shares of the Company delivered to SAK I and SAK II, which, we understand, shall not involve the payment of any additional consideration by Parent).

In arriving at our opinion, we held discussions with certain officers, employees and other representatives or advisors of the Company concerning the business, operations and prospects of the Company. We held very limited discussions with the financial controller of Parent concerning certain assumptions used in the preparation of the financial forecasts provided to or otherwise reviewed by or discussed with us and have not otherwise held discussions with officers, employees or other representatives or advisors of Parent concerning the business, operations or prospects of Parent. We examined certain publicly available business and financial information relating to the Company and Parent as well as certain financial forecasts and other information and data for the Company and Parent that were provided to us by the management of the Company, including information relating to certain cost savings and operational synergies projected by the management of the Company and Parent to result from the Combination. We reviewed the financial terms of the Offer as set forth in the Framework Agreement in relation to, among other things: current and historical market prices and trading volumes of Company Common Shares and the Parent Ordinary Shares; and the historical and projected earnings and other operating data of the Company and Parent. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company and Parent. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us. With respect to financial forecasts provided to or otherwise reviewed by or discussed with us, we have been advised by the management of the Company and Parent, respectively, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgements of the managements of the Company and Parent, respectively, as to the future financial performance of the Company and Parent, respectively, and the cost savings and operational synergies projected by the management of the Company and Parent to result from the Combination, and we express no opinion with respect to such forecasts or projected cost savings or operational synergies or the assumptions on which such forecasts or projected cost savings and operational synergies are based. We have assumed that the Offer and the Combination each will be consummated in accordance with the terms set forth in the Framework Agreement, without waiver, modification or amendment of any material term, condition or agreement set forth therein. Our opinion, as set forth herein, relates to the relative values of the Company and Parent. We note, however, that it has not been possible to determine the impact (if any) of the corporate governance structure contemplated by the Framework Agreement on the value of Parent Ordinary Shares or Parent ADSs following consummation of the Combination. Accordingly, we have not taken into account such impact (if any) in rendering this opinion. We are not expressing any opinion as to what the value of the Parent Ordinary Shares or Parent ADSs actually will be when issued pursuant to the Offer or the price at which the Parent Ordinary Shares or Parent ADSs will trade subsequent to the Offer, which may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we made any physical inspection of the properties or assets of the Company or Parent. Our opinion does not address the Company’s underlying business decision to effect the Combination, and we express no view on the effect on the Company of the Combination and related transactions, including, without limitation, the effect on the Company’s Air Traffic Rights (as defined in the Framework Agreement) (which we have assumed for purposes of this opinion will not be adversely affected by the consummation of the Combination) and any remedial actions to be taken in connection with regulatory approval for the Combination. In connection with our engagement, we were not requested to, and we did not, approach third parties to solicit indications of interest in the possible acquisition of the Company or in joint ventures or other business combination transactions involving the Company. Our opinion is necessarily based upon information available to us, and economic, monetary, financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof. In rendering our opinion, we have not taken into consideration the tax consequences to any holder of Company Common Shares of the receipt of Parent Ordinary Shares, Parent ADSs or Warrants. We are delivering this opinion in reliance upon the Company’s representation to us that we have been provided with all necessary or appropriate information which is relevant for the purpose of this opinion.

We have acted as financial advisor to the Company solely with respect to this opinion as to the fairness, from a financial point of view, to holders of the Company Common Shares (other than Parent and its affiliates) of the Exchange Ratio and will receive a fee for our services. In the ordinary course of business, we and our affiliates may actively trade the securities of the Company and Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates have previously rendered certain investment banking, commercial banking and financial advisory services to Parent for which we have received customary compensation and certain commercial banking and financial advisory services to the Company for which we have received customary compensation. Citibank, N.A., one of our affiliates, has been appointed by Parent to act as depositary bank for the Parent ADSs. Pursuant to an agreement dated as of February 1, 2004, the Company appointed Citibank, N.A. to act as Transfer Agent, Registrar and Dividend Paying Agent for its New York Registry Share program. The Company has entered into a reasonable and customary compensation arrangement for Citibank, N.A.’s services as Transfer Agent, Registrar and Dividend Paying Agent for its New York Registry Share program. In addition, Parent has retained Citibank N.A. to act as the U.S. exchange agent to receive New York Registry Shares validly tendered in the Offer. Parent will pay Citibank, N.A. reasonable and customary compensation for its services in connection with the Offer and will indemnify Citibank, N.A. against certain liabilities and expenses, including certain liabilities under the U.S. Federal securities laws. We and our affiliates (including Citigroup Inc.) may have other business relationships with the Company or Parent in the ordinary course of their businesses.

The opinion expressed herein is provided for the use of the Management Board and Supervisory Board of the Company in its evaluation of the Offer, and our opinion is not intended to be and does not constitute a recommendation to any shareholder about (a) whether such shareholder should tender Company Common Shares in the Offer or (b) how such shareholder should vote on any matter relating to the Combination.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of the Company Common Shares (other than Parent and its affiliates).

Very truly yours,

/s/ CITIGROUP GLOBAL MARKETS LIMITED

Citigroup Global Markets Limited

D-4